SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 29, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI : REPORT FOR THE QUARTER ENDED MARCH 31, 2005 PREPARED IN ACCORDANCE WITH IFRS

Report

for the quarter ended 31 March 2005

Group results for the quarter...

❖ Price received improved $29/oz (7%) quarter-on-quarter to $424/oz, following the hedge restructure announced in January.

❖ Production reduced by 5% to 1.569Moz (after adjusting for the closure of Ergo), predominately due to lower South African production and after strong performances at Morila and Cerro Vanguardia in the prior quarter.

❖ Former Ashanti assets Obuasi, Iduapriem and Geita delivered improved production, while Sunrise Dam in Australia reported record production.

❖ Total cash costs increased by 4% to $284/oz, due to lower gold produced, stronger operating currencies and inflationary pressures in most operating regions.

❖ Headline earnings adjusted for the effect of unrealised non-hedge derivatives were $77m.

		Quarter ended Mar 2005	Quarter ended Dec 2004	Quarter ended Mar 2004	Year ended Dec 2004	Quarter ended Mar 2005	Quarter ended Dec 2004	Quarter ended Mar 2004	Year ended Dec 2004
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	48,808	51,360	36,497	181,311	1,569	1,651	1,173	5,829
Price received[1]	- R/kg / $/oz	82,152	76,691	87,651	81,051	424	395	404	394
Total cash costs	- R/kg / $/oz	54,778	53,299	55,004	54,276	284	274	253	264
Total production costs	- R/kg / $/oz	70,639	67,925	68,038	68,221	366	350	313	332
Financial review									
Gross profit	- R / $ million	255	116	716	1,697	57	4	107	243
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	676	610	877	2,844	112	101	131	441
Profit attributable to equity shareholders	- R / $ million	50	230	99	728	22	34	16	108
Headline earnings	- R / $ million	102	275	137	937	31	41	22	141
Headline earnings adjusted for the effect of unrealised non-hedge derivatives[3]	- R / $ million	464	782	234	1,858	77	135	35	298
Capital expenditure	- R / $ million	864	1,181	567	3,764	144	192	84	585
Earnings per ordinary share	- cents/share								
Basic		19	87	44	290	8	13	7	43
Diluted		19	87	44	289	8	13	7	43
Headline		39	104	61	373	12	16	10	56
Headline earnings adjusted for the effect of unrealised non-hedge derivatives[3]		175	296	105	739	29	51	16	119
Dividends	- cents/share				350				56

Notes:
1. *Price received including realised non-hedge derivatives.*
2. *Refer to note 5 of notes for the definition.*
3. *Refer to note 4 of notes for the definition.*

$ represents US dollar, unless otherwise stated.

Quarter 1 2005

Current AngloGold Ashanti Operations and Exploration Areas


Yatela
Mali
Morila
Sadiola
Guinea
Siguiri
Ghana
Bibiani
Iduapriem & Teberebie
Obuasi
Alaska
Russia
U.S.A
Mongolia
China
Laos
Philippines
Cripple Creek & Victor
Colombia
Brazil
Peru
Serra Grande
AngloGold Ashanti Mineração
Argentina
Cerro Vanguardia
DRC
Geita
Tanzania
Navachab
Namibia
Republic of South Africa
S A Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong (in development)
Ergo - closed
Australia
Boddington (care and maintenance)
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas

Operations **at a glance**

for the quarter ended 31 March 2005

	Price received[1]		Production		Total cash costs		Cash gross profit (loss)[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Great Noligwa	441	3	180	(11)	277	18	26	(32)	20	(39)
Geita	372	6	192	1	213	(19)	25	14	10	120
Sunrise Dam	424	(2)	131	15	279	(1)	22	(21)	13	(35)
TauTona	438	2	131	–	272	(2)	21	17	9	13
Morila[5]	425	2	67	(26)	173	15	17	(29)	12	(37)
Cripple Creek & Victor	406	28	81	(11)	220	(8)	16	100	7	800
AngloGold Ashanti Mineração	416	14	57	(3)	147	9	16	23	13	30
Cerro Vanguardia[5]	385	(7)	57	(16)	141	8	15	(32)	10	(38)
Kopanang	436	1	120	(2)	307	8	14	(13)	9	(25)
Mponeng	441	2	115	3	329	(1)	13	30	3	50
Obuasi	448	43	92	2	362	13	8	300	(1)	92
Serra Grande[5]	416	15	24	–	147	–	7	40	6	50
Sadiola[5]	440	5	38	(19)	283	11	6	–	2	(33)
Iduapriem[5]	446	42	46	10	288	(19)	5	350	2	129
Yatela[5]	428	(2)	23	(18)	280	1	4	–	2	–
Bibiani	432	39	33	(3)	289	2	4	500	–	100
Siguiri[5]	448	45	43	–	395	(9)	4	144	2	118
Tau Lekoa	445	3	65	(13)	432	9	1	(50)	(5)	(67)
Navachab	431	1	19	12	413	(11)	1	200	–	100
Savuka	444	4	32	(24)	555	21	(3)	(50)	(5)	(25)
Other			23	(18)			8	(56)	3	(73)
AngloGold Ashanti	424	7	1,569	(5)	284	4	230	7	112	11

[1]   *Price received includes realised non-hedge derivatives.*
[2]   *Gross profit (loss) adjusted for the effect on unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.*
[3]   *Refer to note 5 of notes for the definition.*
[4]   *Variance March 2005 quarter on December 2004 quarter – increase (decrease).*
[5]   *Attributable.*

Financial and **operating review**

OVERVIEW OF THE QUARTER

The hedge restructure announced in January resulted in the price received for the quarter improving by $29/oz or 7% to $424/oz. This compares to an average spot price for the quarter of $427/oz. The benefit of this gain, and that of an inventory increase, was partially countered by a 5% decline in production to 1.569Moz (after adjusting for the closure of Ergo) and a 5% increase in total production costs to $366/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased to $112m from $101m last quarter.

Global cost increases – driven largely by the same factors that have contributed to the higher gold price, including strong currencies outside the US, a higher oil price and the higher price of consumables driven by demand in China in particular – contributed to the quarter's higher total cash costs of $284/oz.

Last year, group cost savings initiatives reduced costs by $50m, although lower production levels and strong operating currencies - including the rand and Australian dollar - continue to erode margins. AngloGold Ashanti management has budgeted for a further $50m in cost savings in 2005. In light of the increase in cash costs this quarter, additional measures are being implemented to ensure that the company reaches its published cash cost target for the year of $273/oz.

Headline earnings for the quarter, adjusted for the effect of unrealised non-hedge derivatives, declined to $77m. This includes a statutory tax rate reduction of $12m. Headline earnings for the prior quarter, adjusted for the effect of unrealised non-hedge derivatives, of $135m included an abnormal net tax gain of $59m. On a comparable basis to accommodate abnormal items in both quarters, headline earnings adjusted for the effect of unrealised non-hedge derivatives decreased from $76m in the last quarter to $65m in the first quarter. Including the after-tax unrealised loss on non-hedge derivatives of $46m, profit attributable to equity shareholders decreased to $22m.

In South Africa, production was 7% lower, with Great Noligwa down 23,000oz and production at both Tau Lekoa and Savuka down 10,000oz. After strong fourth quarter performances, production at Morila in Mali and Cerro Vanguardia in Argentina declined 23,000oz and 11,000oz, respectively. Although many of the other operations, most notably Sunrise Dam, which posted another record production quarter at 131,000oz, performed well, lower production at the majority of the operations worked to offset the benefit of these more solid operating performances.

At the former Ashanti operations, both Iduapriem and Bibiani recorded improved operating performances and Geita continued to perform well. At Obuasi, gold production increased 2% to 92,000oz, with tonnage treated up 10% on the previous quarter, due in part to the treatment of the Kubi pit surface oxides, which in turn reduced the overall yield. At the time of reporting, underground grades at Obuasi have improved by 1g/t and management expects production to reach 100,000oz next quarter. Obuasi's operating loss for the quarter of $1m is an $11m improvement on that of the previous quarter.

On 12 April, AngloGold Ashanti filed an application with the South African High Court for an interim order seeking the continuation of pumping of underground water at mines located updip from the AngloGold Ashanti Vaal River operations. On 15 April, the South African Department of Water Affairs and Forestry issued an interim directive, ordering AngloGold Ashanti, Harmony and DRDGold to share equally the costs of pumping the water, until the Court reaches a final decision regarding the relevant legal liabilities and responsibilities.

Looking ahead, production for the second quarter is estimated to be 1.6Moz at an average total cash cost of $276/oz, assuming the following exchange rates to the US dollar: R6.10; A$0.77; BRL2.90 and Argentinean peso 2.70. Capital expenditure for the quarter is estimated at $207m but will be managed in line with profitability and cash generation.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined dropped 14% as planned, largely due to the slow start-up at the beginning of the year. Yield was held to last quarter's level and gold production fell 11% to 5,598kg (180,000oz), as a consequence of the fewer shifts worked.

A decreased by-product contribution from uranium and the negative impact of lower gold production combined to increase total cash costs by 18% to R53,491/kg ($277/oz). These higher total cash costs, together with lower revenue and unfavourable inventory movements, resulted in gross profit adjusted for the effect of unrealised non-hedge derivatives decreasing 38% to R122m ($20m).

The Lost-Time Injury Frequency Rate (LTIFR) was 9.51 lost-time injuries per million hours worked (9.80 for the previous quarter). Regrettably, two employees lost their lives due to falls of ground.

At **Kopanang**, volume mined was 5% lower than the record level achieved in the previous quarter. Yield improved by 4% to 7.49g/t with gold production falling marginally to 3,737kg (120,000oz). Total cash costs, at R59,318/kg ($307/oz), increased 7% quarter-on-quarter. Gross profit adjusted for the effect of unrealised non-hedge derivatives decreased 26% to R53m ($9m), reflecting the lower gold output and higher costs.

The LTIFR was 12.45 (14.45). Regrettably, one employee died from a fall of ground incident.

Tau Lekoa's volume mined decreased by 15% quarter-on-quarter due to a planned reduction in mining below cut-off. Contract labour was moved from low-grade pillar mining to higher grade areas to help mitigate the effect of this reduction, resulting in a slightly increased yield of 3.98g/t. Gold production was unfavourably impacted by this quarter's lower volumes and fell 13% to 2,029kg (65,000oz).

Despite cost containment efforts and the implementation of cost saving initiatives, the benefits of which were reflected in the absolute costs, total cash costs increased by 8% to R83,401/kg ($432/oz).

The LTIFR was 10.77 (15.29). Two employees regrettably lost their lives due to falls of ground.

Moab Khotsong's improved gold production of 124kg (4,000oz) is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006.

The LTIFR was 9.60 (8.41).

At **Mponeng**, volume mined decreased 7% due to six fewer breaking shifts this quarter. Increased mining in the higher grade areas below the 109 level led to an 8% improvement in yield to 8.31g/t, resulting in a 3% increase in gold production to 3,571kg (115,000oz). Total cash costs decreased marginally to R63,457/kg ($329/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 69% to R22m ($3m), reflecting the impact of the lower costs and improved gold production.

The LTIFR was 15.82 (10.77).

At **Savuka**, volume mined dropped 9% due to adverse ground conditions experienced in the Ventersdorp Contact Reef from geological structure problems. An increase in off-reef mining and lower in-situ values resulted in a 17% decline in yield to 5.44g/t, which, together with the lower volumes, resulted in a 23% decrease in gold production to 1,000kg (32,000oz). Total cash costs, which in absolute terms decreased 8% quarter-on-quarter, were nevertheless adversely impacted by the lower gold output and consequently increased 20% to R107,171/kg ($555/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives increased by 88% to R32m ($5m), predominantly due to the lower gold production. Management is focused on a turn-around strategy for Savuka, although continued underperformance will likely result in early closure.

The LTIFR was 13.59 (8.85).

At **TauTona**, volume mined increased 3% as improved face advance more than offset a drop in face length. Yield increased 2% to 10.31g/t as a consequence of the higher face values. Gold production declined marginally to 4,067kg (131,000oz), mainly due to increased material lock-up resulting from seismicity. Total cash costs, at R52,492/kg ($272/oz), reflected a 3% improvement. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 27% to R61m ($9m).

The LTIFR was 8.84 (14.53).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased as anticipated by 16% to 57,000oz due to an 8% decrease in ore treated and a 9% lower feed grade quarter-on-quarter, after a period of particularly high grades during the second half of 2004. Although production is expected to decline slightly in the second quarter of 2005, full-year production is expected to match last year's levels.

Total cash costs were 8% higher quarter-on-quarter at $141/oz, mainly owing to lower gold and silver production, although lower labour and mine equipment rental costs partially offset the effect of the decreased production. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined to $10m as a result of a 28% decrease in gold revenue.

The LTIFR was 2.14 (4.61).

AUSTRALIA

For the second consecutive quarter, **Sunrise Dam** reported record production of 131,000oz, representing a 15% increase quarter-on-quarter. Mining continued in the higher grade areas as planned with recovered grade increasing to 4.60g/t, which offset the effects of both the lower volume treated and the increased mining costs. Total cash costs consequently declined by 4% to A$359/oz ($279/oz).

Gross profit adjusted for the effect of unrealised non-hedge derivatives, which declined by 37% to A$17m ($13m) as a result of lower inventory build-up, a lower price received and lower volume treated, was partially offset by the favourable grade.

The underground project at Sunrise Dam is well underway, with 796m of underground capital development and 742m of operational development completed.

There were no lost-time injuries at Sunrise Dam (0).

Agreement was reached this quarter amongst the three parties on the parameters of the **Boddington** Feasibility Study and an exercise is underway to finalise the capital and cost parameters. A decision on the project implementation is expected in the first quarter of 2006.

BRAZIL

At **AngloGold Ashanti Mineração**, gold production declined 3% to 57,000oz, mainly due to a planned decrease in tonnage treated at the Córrego do Sítio and Cuiabá mines.

Total cash costs were 9% higher at $147/oz, as a consequence of the lower gold production, a lower sulphuric acid credit (a function of an 8% price decrease) and the 4% appreciation of the Brazilian real. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 30% to $13m due to a 14% increase in the received price, which offset the effects of higher cash costs and a lower quantity of gold sold.

This quarter, AngloGold Ashanti Mineração won the *2004 Dick Fisher Safety Award*, the most prestigious acknowledgement of good safety performance awarded within the company. The LTIFR was 2.25 (0.75).

At **Serra Grande** (50% attributable), gold production was maintained at last quarter's level of 24,000oz. Total cash costs were also maintained at $147/oz, as the effect of a 4% appreciation of the Brazilian real was offset by higher primary development capitalisation. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 50% to $6m as a consequence of a 15% increase in the received gold price.

The LTIFR for the quarter was 4.88 (2.46).

GHANA

At **Bibiani,** production was higher than anticipated at 33,000oz due to the milling of higher grade hard rock in addition to tailings, although production declined 3% quarter-on-quarter. From the third quarter of this year, it is anticipated that production at Bibiani will devolve into tailings treatment alone, as both the hard rock stockpile and the satellite pits will be depleted.

Total cash costs increased marginally to $289/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved from a loss of $4m in the previous quarter, to a break-even point this quarter.

The LTIFR was 2.13 (0).

At **Iduapriem** (85% attributable), gold production increased 10% to 46,000oz, primarily as a result of improved plant availability and consequently, increased throughput. Total cash costs decreased 19% to $288/oz, due to increased production, and gross profit adjusted for the effect of unrealised non-hedge derivatives improved to $2m.

As previously reported, a mine-to-mill study is currently underway at Iduapriem and will focus on the optimisation of the front-end crushing system to further increase plant throughput.

There were no lost-time injuries this quarter, making March the 19th consecutive month without a lost-time injury (0).

Production improved 2% at **Obuasi** to 92,000oz, largely due to the recently commenced mining of the Kubi pit surface oxides. In spite of this production increase, operational performance continues to be affected by inadequately drilled and developed reserves. In addition, a SAG mill motor breakdown at the main processing plant this quarter adversely affected tonnage throughput. Total cash costs consequently increased 13% to $362/oz. Gross loss adjusted for the effect of unrealised non-hedge derivatives reduced from $12m to $

Following the quarter close, grade underground improved by approximately 1g/t owing to an improved mining mix and increased flexibility, although reduced development will continue to constrain the improved mining trend.

The LTIFR was 4.73 (2.56). Regrettably, two employees lost their lives this quarter, one in a heavy machinery accident and the other in a slip and fall.

REPUBLIC OF GUINEA

At **Siguri** (85% attributable), gold production was maintained at last quarter's levels of 43,000oz. Production, however, was lower than anticipated, due to the previously-reported delay in the carbon-in-pulp plant construction and related problems subsequent to the plant's commissioning in February 2005. These difficulties have largely been resolved and it is expected that improved performance will be achieved during the remainder of the year. Total cash costs this quarter decreased 9% to $395/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives rose to $2m.

The LTIFR was 0.50 (0.46).

MALI

At **Morila** (40% attributable), production decreased by 26% to 67,000oz, reflecting a 26% decline in recovered grade. As noted in the preceding quarterly report, plant feed grade was unusually high at the end of 2004 and, as anticipated, was not sustained during the first quarter of 2005.

Total cash costs increased by 15% quarter-on-quarter to $173/oz, mainly due to the grade-related decline in gold production, although the unit cost impact of the lower grade was partially mitigated by improved cost management. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 37% to $12m due to the lower gold production. Morila is expected to meet its 2005 attributable production target.

The LTIFR was 1.24 (3.71).

At **Sadiola** (38% attributable), gold production declined by 19% to 38,000oz due to a 19% decrease in tonnage throughput. This reduction came as a result of 14 fewer milling shifts, as a consequence of an accumulation of extra working days in the previous quarter and two public holidays in January. Sadiola nevertheless remains on track to meet its 2005 attributable production target.

The lower lower production resulted in an 11% increase in total cash costs to $283/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 33% to $2m.

The LTIFR was 1.16 (2.32).

Production at **Yatela** (40% attributable), at 23,000oz, was 18% below that of the previous quarter due to a decline in recovered grade. Total cash costs increased by only 1% to $280/oz, and the drop in gold production was largely offset by improved cost performance, including the significant benefit realised on cement consumption and costs by moving from bottom lift stacking to top lift stacking.
`
Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $2m, was in line with that of the previous quarter.

The good safety performance of the previous quarter was maintained and there were no lost-time injuries (0).

NAMIBIA

At **Navachab**, gold production increased by 12% to 19,000oz due to 6% increases in both tonnage throughput and recovered grade. Total cash costs decreased by 11% to $413/oz as a result of the increase in production volume. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved to a breakeven level, compared to the $2m loss recorded for the previous quarter after a crusher breakdown in November resulted in considerable plant downtime and higher costs.

There were no lost-time injuries (0).

TANZANIA

At **Geita**, production improved by 1% to 192,000oz due to a small increase in tonnage throughput. Total cash costs, at $213/oz, were 19% lower than those of the previous quarter.

Increased production and a better cost performance contributed to a 120% improvement in gross profit adjusted for the effect of unrealised non-hedge derivatives to $10m. Going forward, yield is expected to decline and costs are expected to rise, following the once-off favourable inventory movements experienced during the first quarter.

The LTIFR was 1.06 (1.02).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production decreased 11% to 81,000oz, after gyratory crusher repairs in December required a reduction in tons placed on the leach pad and available recoverable ounces in the first quarter consequently declined. In an effort to remedy this shortfall, a record 5,243,000 tons were crushed and placed on the leach pad this quarter.

Total cash costs, at $220/oz, were 8% lower than those of the previous quarter due to improved operating costs and an increase in the recoverable ounces placed on the leach pad. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $7m, showed marked improvement quarter-on-quarter.

There were no lost-time injuries (0). In March, CC&V achieved 16 months and exceeded one million hours without a lost-time accident.

Notes:
- All references to price received include the realised non-hedge derivatives.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Exploration

In **South Africa**, surface diamond drilling continued to test Vaal Reef grade and facies models in the lower Mine Block at Moab Khotsong and to the southwest of Kopanang.

In **Tanzania** at Geita, diamond drilling of the Geita Hill Northeast Extension zone is underway in order to establish the final open pit extent and define areas for infill Mineral Resource drilling in 2005.

At Sadiola in **Mali**, a drilling programme has commenced to evaluate the sulphide potential at FE3, FE3 South and FE4, while Mineral Resource modelling is in progress at the Deep Sulphide project. Further satellite oxide targets were identified in a target generation exercise and are being followed up with drilling.

Greenfields exploration in southern Mali was terminated and the projects will be farmed out to third parties.

At Obuasi in **Ghana,** underground exploration continues to focus on the below-50 Level project, testing both the northern and southern corridors of the Main Reef Fissure. Results remain encouraging.

At Bibiani, drilling is centred on the delineation of additional underground Mineral Resources to the north and below the existing pit.

At Siguiri in **Guinea,** drilling is underway to test the oxide depth and strike extensions of the existing pits. Results to date have been encouraging. Reconnaissance drilling commenced on a 2km soil geochemical anomaly at Foulata, situated 45km west of the plant.

In the **Democratic Republic of Congo** at the Kimin project, diamond drilling commenced in January in the Adidi Mine area to firm up previous geological interpretations of the mineralisation. As a precautionary measure, exploration activities in the area were temporarily suspended at the end of February to avoid possible conflict with elements of the local militia. The issues were resolved by the District Commissioner and other government representatives and exploration activities recommenced in April.

In **Namibia** at Navachab, infill drilling is underway at Anomaly 16, situated 5km from the current pit.

At Cripple Creek & Victor in the **United States**, exploration efforts focused on Mineral Resource expansion drilling of the Wildhorse Extension project. Additional metallurgical and geotechnical studies are ongoing at both the Wildhorse Extension and South Cresson projects.

In **Alaska**, a first phase Reverse Circulation drilling programme was completed on the Lost Mine South project, situated 40km southwest of the Pogo mine. The drilling intersected a series of highly altered structural zones with initially encouraging gold results. At Livengood, efforts are currently centred on the definition of higher grade gold zones within a large, low-grade gold mineralised envelope. Further prospective land has been staked and acquired in Alaska and will be explored in the next few months.

In **Brazil**, Mineral Resource definition drilling continued at Lamego, where the Carruagem exploration ramp advanced 246m during the quarter to 498m.

At Córrego do Sítio, ongoing drilling at Carvoaria Velha-Bocaina (situated 2km northeast of Cachorro Bravo) has confirmed the presence of multiple narrow, locally high-grade sulphide horizons. Drilling at Bocaina has extended the known oxide Mineral Resource to the north and confirmed the down-plunge continuity of the sulphide mineralisation. Underground drilling at Cachorro Bravo continues to intersect high grade mineralisation in the hanging wall 300 series ore horizons.

At Serra Grande, drilling continued throughout the quarter on potential open pit targets.

At the Cerro Vanguardia mine in **Argentina**, reconnaissance drilling is underway to define additional upside on the Fortuna and Atila veins.

Diamond drilling was completed on a target in eastern **Peru** with marginal gold results; the property is now being offered for joint venture. Two new targets are expected to be drill-tested this year and regional exploration joint ventures were signed in February with both Bear Creek Mining and WestMag Ltd for data packages in southern Peru.

In **Colombia,** field evaluation of greenfields targets and advanced-stage opportunities in the San Lucas and Middle Cauca project areas continued, with four projects planned to be drilled in 2005.

At Sunrise Dam in **Australia**, drilling from surface and underground continued to focus on the underground targets of GQ, Cosmo, Astro and Hammerhead. Deep drilling targeting the Carey Shear beneath the open pit intersected encouraging mineralisation over a strike length of approximately 400m.

At the Tropicana JV, the initial, broad-spaced diamond drilling testing for bedrock mineralisation intersected wide, moderate grade gold intercepts at the Tropicana Prospect. An induced polarisation geophysical survey is planned to commence before additional drill testing is undertaken. Auger sampling along strike to the south of the prospect has defined a new geochemical anomaly, which will be tested by aircore drilling in the next quarter.

Drill-testing of targets in the Yamarna JV continued, with assay results forthcoming.

A Heads of Agreement has been signed with Eurasia Mining plc to forge an exclusive exploration alliance covering areas in south-eastern **Siberia.** This will allow AngloGold Ashanti to benefit from Eurasia's local expertise in order to identify and explore potential exploration and acquisition opportunities. Eurasia will manage the projects.

In **Laos**, a number of high priority exploration targets were identified outside of the Sepon project area by the newly formed joint venture with Oxiana Limited. Initial field work programmes have commenced.

In **Mongolia**, drilling of the Torimkhan prospect at Altan Uul in the southern Gobi region generated initially encouraging gold results, which are being followed up with additional drilling and geophysics. Drilling at Tsagaan Tolgoi, situated in northwestern Mongolia, did not intersect economic gold grades.

In **China,** the technical team continues to focus on a number of exploration opportunities, as well as the establishment of relationships with suitable local partners.

Review of the **gold market**

The strong investor interest in gold seen during the latter half of 2004 abated during the first quarter of the new year. As a result, gold prices were down for this period. The quarter closed exactly $10/oz lower than the opening spot price at $428/oz, and the average spot price of $427/oz for the full quarter was $7/oz or 2% lower than the average price for the final quarter in 2004. There has been little activity in the market since the end of the quarter to change this position, and gold continues to trade sideways.

Whilst the average exchange rate of the rand to the dollar at around R6/$1 for the quarter remained much the same as the previous quarter, the rand tended weaker during much of the quarter. The exchange rate for the local currency closed at R6.22 to the dollar, or some 10% weaker than the opening rate of R5.64. As a result of these circumstances, the South African gold price has also remained trapped within a relatively narrow band of R80,000-R86,000/kg, with an average local spot price of R82,219/kg for the quarter. This price was 4% down on the average rand spot price for the previous quarter.

GOLD

The gold price remains closely tied to the strength or weakness of the dollar, most specifically against the euro. This relationship continued throughout the latest quarter *(see Graph 1 : Euro/ $ Exchange Rate and US$ Gold Spot Price : 3 January 2005 – 14 April 2005 Indexed)*. Whilst the price/exchange rate correlation is not as near-perfect as it was during the latter half of last year, the profile of movements in the two markets is very similar.

The other element through which the gold price can be tracked and predicted remains the behaviour of open interest in gold on the New York Commodity Exchange (Comex). Investor behaviour in gold on the Comex tracks very closely the movement in the US dollar/euro exchange rate, reflected in investor activity in the US dollar on the International Money Market (IMM) in Chicago. *Graph 2* shows the very close relationship between the size of net short US dollar positions on the IMM and the size of net long gold positions on the Comex. When those trading on the IMM reduce their net short positions on US dollars, so investors and speculators reduce their net long positions on Comex. As the US dollar short position in IMM increases, so the long position in gold on the Comex increases.

The link between the US dollar gold price and the net open positions in gold on Comex however, was somewhat weaker during the past quarter than it has been over the past three and a half years. The Comex sustained a substantial correction in open interest in gold early in 2005, with net positions falling for six weeks to a low of only some 7Moz net long in mid-February. This relatively low open position in gold co-incided with the strongest point of the US dollar against the euro during the quarter, confirming the link between behaviour on the Comex, and changes in value of the US dollar. However, this sharp fall in the net long position in gold on the Comex translated to only a small correction in the US dollar spot price of gold. It is likely that the increase in gold offtake during January 2005 for the streetTracks Gold Fund in the US softened the negative impact on the spot gold price of the fall in net long interest in gold on Comex. Since the low point in mid-February, investor interest in gold on Comex has recovered much of the lost ground, and gold futures and options have traded for the past four weeks at around 15-17Moz net long.

PHYSICAL DEMAND

The improved physical demand for gold reported in the latter half of 2004, particularly in respect of jewellery offtake in certain markets, has been maintained into 2005. With a small recovery in gold mine production this year (due largely to the return of Freeport to full gold production in 2005), the physical gold market is likely to be largely unchanged, and in balance for most of the year. With investment demand still positive for gold, however, the final balance of supply and demand in the gold market will remain of secondary importance, and investor and speculation purchases on the margin will continue to be the price-determining force in the gold market. However, in the longer term it is important that physical demand is healthy because of the ability of the physical market to provide offtake and floor price support at times when investor or speculator interest weakens.

OFFICIAL SECTOR

The most significant issue for gold in the official sector in recent months has been the discussion over the gold reserves of the International Monetary Fund (IMF), and the campaign for debt relief for Heavily Indebted Poor Countries (HIPCs). Gordon Brown, Chancellor in the British government, has made the issue of debt relief through the sale or revaluation of gold reserves of the IMF a central issue for his term of office as chairman of the International Monetary and Finance Committee of the IMF.

This is an idea which is not new to the IMF. During 1999, a campaign with the same objectives was undertaken with the objective of selling IMF gold reserves to fund HIPC debt relief. The compromise reached on that occasion involved not the outright sale, but rather a revaluation of some 12.9Moz or 13% of IMF gold holdings to generate sufficient value on the IMF balance sheet to meet the needs of the proposal at that time for debt relief. This time, IMF management seems determined that a process of revaluation of the gold reserves on their balance sheet will be inappropriate for the scheme to relieve debt, and that only outright sale would be appropriate. All of those who have supported this campaign insist that such outright sales would be undertaken in a manner that would not damage the gold market. More specifically, it has been mooted that any gold sales by the IMF should be effected only within the constraints and terms of the second Washington Agreement which provides currently for the sale of 2,500t of gold over five years by signatories to the agreement (September 2004 – September 2009).

Whilst the proposal to sell a part of the IMF gold holdings has contributed to some measure of negative sentiment in the gold market, it is not at all clear that such a sale will eventuate. The US Treasury opposes the sale, and central bank officials from both Germany and the European central bank have spoken out in opposition to a sale of IMF gold holdings to fund debt relief. The debate on this subject continues.

CURRENCIES

Whilst there is a broad consensus amongst market analysts and commentators that the US dollar needs to weaken further against the currencies of the major trading counterparties of the US, the dollar lost little ground during the first quarter of 2005. The structural problems of budget and current account deficits faced by the US economy are neutralised in the market from time to time by the cyclical advantages currently enjoyed by the USA. These cyclical advantages include the continued above-average growth of the US economy and the steady increase in US interest rates, which are today higher than European central bank rates for the first time in three years.

With the offset between cyclical and structural influences, the dollar has appeared almost to be in equilibrium in a range around $1.30 to the euro during recent months. It is unlikely that this equilibrium can last. It is likely that US growth will flag during this year, and that significantly higher oil prices might yet begin to show some influence on consumer prices in the developed economies. Any threat of inflation will trigger more aggressive monetary and interest rate policies with direct effect on US growth.

In all, it is difficult to believe that the structural adjustment required by the US economy is over, or that the US currency will not devalue further as part of that adjustment.

Regarding the rand, the past quarter saw a brief period of volatility and weakness against the US dollar, taking the exchange rate to R6.38 to the dollar at one point. However, there was no confirmation of any real trend in this change, and the strength of the US dollar against the euro into April has brought little change in the rand, although an unexpected rate cut by the South African Reserve Bank of 0.50% in mid-April saw the rand lose 5 cents against the dollar. Notwithstanding the sustained current account deficit in the South African economy, other economic and fiscal circumstances in the country continue to support the rand. Capital inflows have been sufficient to cover the current account deficit. It seems unlikely that economic or currency market circumstances will bring about any significant change to the value of the rand against the US dollar, and that any material shift in value will be brought about by events in other markets.

HEDGING

As at 31 March 2005, the net delta hedge position of AngloGold Ashanti was 10.72Moz or 334t, valued at the spot price of gold at that date of $428/oz. This net delta position reflects an increase of some 240,000oz or 7.5t in the net size of the AngloGold Ashanti hedge compared with the position at the end of the previous quarter. This increase is not due to new hedging commitments entered into by the company during the quarter, but by measuring the hedge at the new higher US interest rates, which give rise to a higher contango, and therefore to higher gold forward prices. These higher forward prices in turn translate into higher delta values for open option positions in future years, and this has reported as an overall increase in delta hedge tonnage.

The marked-to-market value of the hedge position as at 31 March 2005 was negative $1,066m, little changed from the negative value of $1,161m recorded at the end of December 2004. The price received by the company for the quarter under review was $424/oz, compared to an average spot price for the period of $427/oz. The company continues to manage its hedged positions actively, and to reduce overall levels of pricing commitments in respect of future gold production by the company.

GRAPH 1



EURO / \$ EXCHANGE RATE AND US\$ GOLD SPOT PRICE
3 JANUARY 2005 - 14 APRIL 2005 INDEXED

EUR0 / USD   GOLD / USD

GRAPH 2



'Total speculative position on Comex - RHS   IMM net dollar position (LHS)

Source: HSBC

Hedge position

As at 31 March 2005, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.72Moz or 334t (at 31 December 2004: 10.49Moz or 326t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.066bn (negative R6.62bn) as at 31 March 2005 (as at 31 December 2004: $1.161bn or R6.58bn). This value at 31 March 2005 was based on a gold price of $428/oz, exchange rates of R/$6.2124 and A$/$0.7734 and the prevailing market interest rates and volatilities at that date.

As at 26 April 2005, the marked-to-market value of the hedge book was a negative $1.046bn (negative R6.35bn), based on a gold price of $432/oz and exchange rates of R/$6.0675 and A$/$0.7773 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	16,084	19,510	32,993	30,076	26,288	53,566	178,517
	US$/oz	$293	$336	$344	$365	$380	$402	$365
Put options purchased	Amount (kg)	7,545	8,592	1,455				17,592
	US$/oz	$337	$345	$292				$337
Put options sold	Amount (kg)	6,376	4,354		855	1,882	9,409	22,876
	US$/oz	$391	$339		$390	$400	$430	$398
Call options purchased	Amount (kg)	15,613	11,211	6,357				33,181
	US$/oz	$330	$333	$344				$334
Call options sold	Amount (kg)	30,866	28,367	27,560	27,516	26,211	76,048	216,568
	US$/oz	$365	$373	$374	$380	$407	$468	$410
RAND GOLD								
Forward contracts	Amount (kg)	* 782				933		151
	Rand per kg	R10,709				R116,335		R633,352
Put options purchased	Amount (kg)		1,875					1,875
	Rand per kg		R93,602					R93,602
Put options sold	Amount (kg)	6,874	1,400					8,274
	Rand per kg	R85,095	R88,414					R85,656
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	11,506	4,517	1,058		2,986	5,972	26,039
	Rand per kg	R91,660	R102,447	R154,002		R202,054	R223,756	R139,018
A DOLLAR GOLD								
Forward contracts	Amount (kg)	* 307	3,110	8,398	3,110	3,390	3,110	20,811
	A$ per oz	A$1,072	A$749	A$650	A$678	A$665	A$691	A$761
Put options purchased	Amount (kg)	622						622
	A$ per oz	A$600						A$600
Put options sold	Amount (kg)	622						622
	A$ per oz	A$565						A$565
Call options purchased	Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
	A$ per oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold	Amount (kg)	622						622
	A$ per oz	A$620						A$620
** Total net gold:	Delta (kg)	23,910	35,771	57,446	54,834	50,872	110,670	333,503
	Delta (oz)	768,723	1,150,063	1,846,929	1,762,951	1,635,570	3,558,118	10,723,126

* Long position.
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2005.

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	32,659	43,545	43,545				119,749
	$ per oz	$7.11	$7.11	$7.40				$7.22
Put options sold	Amount (kg)	32,659	43,545	43,545				119,749
	$ per oz	$6.02	$6.02	$5.93				$5.99
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	32,659	43,545	43,545				119,749
	$ per oz	$8.11	$8.11	$8.40				$8.22

The following table indicates the group's currency hedge position at 31 March 2005

	Year	2005	2006	2007	2008	2009	2010-2014	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	4,065						4,065
	US$/R	R5.91						R5.91
Put options purchased	Amount ($)							
	US$/R							
Put options sold	Amount ($)							
	US$/R							
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	50,000						50,000
	US$/R	R6.22						R6.22
A DOLLAR (000)								
Forward contracts	Amount ($)	15,970	39,222					55,192
	A$/US$	A$0.44	A$0.75					A$0.62
Put options purchased	Amount ($)							
	A$/US$							
Put options sold	Amount ($)							
	A$/US$							
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	75,000	20,000					95,000
	A$/US$	A$0.76	A$0.74					A$0.75
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	18,000	24,000	4,000				46,000
	US$/BRL	BRL2.89	BRL3.18	BRL3.31				BRL3.08
Put options purchased	Amount ($)	300						300
	US$/BRL	BRL3.43						BRL3.43
Put options sold	Amount ($)	300						300
	US$/BRL	BRL3.27						BRL3.27
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	15,300	20,000					35,300
	US$/BRL	BRL2.99	BRL3.29					BRL3.16

Group **income statement**

SA Rand million	Notes	Quarter ended March 2005 Unaudited	Quarter ended December 2004 Restated Unaudited	Quarter ended March 2004 Restated Unaudited	Year ended December 2004 Restated Audited
Revenue		4,008	4,257	3,332	15,558
Gold income		3,858	4,054	3,134	14,788
Cost of sales	2	(3,415)	(3,466)	(2,412)	(12,306)
Non-hedge derivatives		(188)	(472)	(6)	(785)
Gross Profit		255	116	716	1,697
Corporate administration and other expenses		(99)	(66)	(76)	(331)
Market development costs		(21)	(23)	(26)	(100)
Exploration costs		(60)	(77)	(59)	(283)
Amortisation of intangible assets		-	(46)	(52)	(200)
Impairment of tangible assets		-	-	-	(8)
Net other operating expenses		(19)	(39)	(4)	(69)
Operating profit (loss)		56	(135)	499	706
Interest receivable		46	66	83	285
Other net income		16	28	8	59
(Loss) profit on disposal of assets and subsidiaries		(1)	23	20	88
Finance costs and unwinding of decommissioning and restoration obligation		(148)	(144)	(158)	(563)
Fair value adjustment on option component of convertible bond		115	94	(148)	161
Fair value (losses) gains on interest rate swaps		(16)	20	(18)	10
Profit (loss) before taxation		68	(48)	286	746
Taxation	3	59	317	(151)	179
Profit after taxation		127	269	135	925
Discontinued operations	9	(51)	(16)	-	(73)
		76	253	135	852
Allocated as follows					
Equity Shareholders		50	230	99	728
Minority interest		26	23	36	124
		76	253	135	852
Headline earnings	4	102	275	137	937
Earnings per ordinary share (cents)					
- Basic [1]		19	87	44	290
- Diluted		19	87	44	289
- Headline [1]		39	104	61	373
Gross profit adjusted for the effect of unrealised non-hedge derivatives	5	676	610	877	2,844
Headline earnings adjusted for the effect of unrealised non-hedge derivatives	4	464	782	234	1,858
Dividends [2]					
- Rm					926
- cents per share					350

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Dividends are translated at actual rates on date of payment.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2005 Unaudited	Quarter ended December 2004 Restated Unaudited	Quarter ended March 2004 Restated Unaudited	Year ended December 2004 Restated Audited
Revenue		667	706	493	2,429
Gold income		642	672	464	2,309
Cost of sales	2	(568)	(575)	(357)	(1,925)
Non-hedge derivatives		(17)	(93)	-	(141)
Gross Profit		57	4	107	243
Corporate administration and other expenses		(16)	(11)	(11)	(51)
Market development costs		(4)	(4)	(4)	(15)
Exploration costs		(10)	(13)	(9)	(44)
Amortisation of intangible assets		-	(7)	(8)	(31)
Impairment of tangible assets		-	-	-	(1)
Net other operating expenses		(3)	(6)	(1)	(11)
Operating profit (loss)		24	(37)	74	90
Interest receivable		8	11	12	44
Other net income		2	5	2	9
Profit on disposal of assets and subsidiaries		-	4	3	13
Finance costs and unwinding of decommissioning and restoration obligation		(24)	(24)	(23)	(87)
Fair value adjustment on option component of convertible bond		19	17	(22)	26
Fair value (losses) gains on interest rate swaps		(3)	3	(3)	2
Profit (loss) before taxation		26	(21)	43	97
Taxation	3	9	62	(22)	41
Profit after taxation		35	41	21	138
Discontinued operations	9	(9)	(3)	-	(11)
		26	38	21	127
Allocated as follows					
Equity Shareholders		22	34	16	108
Minority interest		4	4	5	19
		26	38	21	127
Headline earnings	4	31	41	22	141
Earnings per ordinary share (cents)					
- Basic [1]		8	13	7	43
- Diluted		8	13	7	43
- Headline [1]		12	16	10	56
Gross profit adjusted for the effect of unrealised non-hedge derivatives	5	112	101	131	441
Headline earnings adjusted for the effect of unrealised non-hedge derivatives	4	77	135	35	298
Dividends [2]					
- $m					148
- cents per share					56

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Dividends are translated at actual rates on date of payment.

Group **balance sheet**

SA Rand million	As at March 2005 Unaudited	As at December 2004 Restated Audited	As at March 2004 Restated Unaudited
ASSETS			
Non-current assets			
Tangible assets	**35,634**	33,195	18,082
Intangible assets	**2,569**	2,347	2,545
Investments in associates	**43**	43	47
Other investments	**241**	223	125
Inventories	**677**	124	156
Derivatives	**458**	1,055	696
Other non-current assets	**637**	601	964
	40,259	37,588	22,615
Current assets			
Inventories	**2,365**	2,363	1,697
Trade and other receivables	**1,726**	1,747	1,542
Derivatives	**3,512**	2,767	2,062
Current portion of other non-current assets	**5**	5	103
Cash and cash equivalents	**1,744**	1,758	5,868
	9,352	8,640	11,272
TOTAL ASSETS	**49,611**	46,228	33,887
EQUITY AND LIABILITIES			
Equity			
Shareholders' equity	**18,927**	17,912	10,083
Minority interests	**367**	327	363
	19,294	18,239	10,446
Non-current liabilities			
Borrowings	**9,934**	7,262	7,977
Provisions	**2,473**	2,265	1,808
Derivatives	**2,191**	3,032	2,744
Deferred taxation	**7,948**	7,605	4,091
	22,546	20,164	16,620
Current liabilities			
Trade and other payables	**2,580**	2,650	1,971
Current portion of borrowings	**889**	1,800	2,151
Derivatives	**3,948**	3,007	2,558
Taxation	**354**	368	141
	7,771	7,825	6,821
TOTAL EQUITY AND LIABILITIES	**49,611**	46,228	33,887

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Net asset value - cents per share	**7,155**	6,773	4,519

Group **balance sheet**

US Dollar million	As at March 2005 Unaudited	As at December 2004 Restated Audited	As at March 2004 Restated Unaudited
ASSETS			
Non-current assets			
Tangible assets	**5,727**	5,880	2,877
Intangible assets	**413**	416	405
Investments in associates	**7**	8	7
Other investments	**39**	40	20
Inventories	**109**	22	25
Derivatives	**74**	187	111
Other non-current assets	**102**	106	153
	6,471	6,659	3,598
Current assets			
Inventories	**380**	419	270
Trade and other receivables	**277**	309	245
Derivatives	**564**	490	328
Current portion of other non-current assets	**1**	1	16
Cash and cash equivalents	**280**	312	934
	1,502	1,531	1,793
TOTAL ASSETS	**7,973**	8,190	5,391
EQUITY AND LIABILITIES			
Equity			
Shareholders' equity	**3,042**	3,173	1,604
Minority interests	**59**	58	58
	3,101	3,231	1,662
Non-current liabilities			
Borrowings	**1,597**	1,286	1,269
Provisions	**397**	402	288
Derivatives	**352**	537	437
Deferred taxation	**1,277**	1,347	651
	3,623	3,572	2,645
Current liabilities			
Trade and other payables	**415**	470	313
Current portion of borrowings	**143**	319	342
Derivatives	**634**	533	407
Taxation	**57**	65	22
	1,249	1,387	1,084
TOTAL EQUITY AND LIABILITIES	**7,973**	8,190	5,391

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Net asset value - cents per share	**1,150**	1,200	719

Group **cash flow statement**

SA Rand million	Quarter ended March 2005 Unaudited	Quarter ended December 2004 Restated Unaudited	Quarter ended March 2004 Restated Unaudited	Year ended December 2004 Restated Audited
Cash flows from operating activities				
Cash generated from operations	**825**	895	536	3,517
Cash utilised from discontinued operations	**(51)**	(16)	13	(12)
Interest received	**45**	50	72	236
Environmental and other expenditure	**(12)**	(80)	(17)	(148)
Finance costs	**(221)**	(23)	(175)	(465)
Taxation paid	**(61)**	(25)	(105)	(218)
Net cash inflow from operating activities	**525**	801	324	2,910
Cash flows from investing activities				
Capital expenditure	**(864)**	(1,181)	(567)	(3,764)
Proceeds from disposal of tangible assets	**-**	20	26	69
Investments acquired	**-**	(26)	-	(127)
Acquisition of subsidiary net of cash	**-**	(40)	-	(1,139)
Net loans (advanced) repaid	**(1)**	399	2	526
Utilised in hedge restructure	**(415)**	(703)	-	(703)
Net cash outflow from investing activities	**(1,280)**	(1,531)	(539)	(5,138)
Cash flows from financing activities				
Proceeds from issue of share capital	**8**	6	11	22
Share issue expenses	**-**	-	-	(1)
Proceeds from borrowings	**2,568**	90	6,737	7,236
Repayment of borrowings	**(1,488)**	(477)	(3,192)	(5,348)
Dividends paid	**(488)**	(52)	(758)	(1,322)
Proceeds from hedge restructure	**-**	228	-	228
Net cash inflow (outflow) from financing activities	**600**	(205)	2,798	815
Net (decrease) increase in cash and cash equivalents	**(155)**	(935)	2,583	(1,413)
Translation	**141**	(153)	(82)	(196)
Opening cash and cash equivalents	**1,758**	2,846	3,367	3,367
Closing cash and cash equivalents	**1,744**	1,758	5,868	1,758
Cash generated from operations				
Profit (loss) before taxation	**68**	(48)	286	746
Adjusted for:				
Non-cash movements	**(40)**	90	22	(27)
Movement on non-hedge derivatives	**427**	440	182	1,055
Deferred stripping costs	**8**	(14)	(74)	(144)
Amortisation of tangible assets	**732**	718	446	2,423
Amortisation of intangible assets	**3**	54	52	208
Impairment of tangible assets	**-**	-	-	8
Interest receivable	**(46)**	(66)	(83)	(285)
Loss (profit) on disposal of assets and subsidiaries	**1**	(23)	(20)	(88)
Finance costs and unwinding of decommissioning and restoration obligation	**148**	144	158	563
Fair value adjustment on option component of convertible bond	**(115)**	(94)	148	(161)
Movement in working capital	**(361)**	(306)	(581)	(781)
	825	895	536	3,517
Movement in working capital				
(Increase) decrease in inventories	**(567)**	122	197	(1)
(Increase) decrease in trade and other receivables	**-**	(22)	(57)	26
Increase (decrease) in trade and other payables	**206**	(406)	(721)	(806)
	(361)	(306)	(581)	(781)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group **cash flow statement**

US Dollar million	Quarter ended March 2005 Unaudited	Quarter ended December 2004 Restated Unaudited	Quarter ended March 2004 Restated Unaudited	Year ended December 2004 Restated Audited
Cash flows from operating activities				
Cash generated from operations	**136**	171	118	587
Cash utilised from discontinued operations	**(8)**	(3)	2	(2)
Interest received	**7**	9	11	37
Environmental and other expenditure	**(2)**	(14)	(3)	(24)
Finance costs	**(37)**	(5)	(26)	(72)
Taxation paid	**(10)**	(5)	(15)	(34)
Net cash inflow from operating activities	**86**	153	87	492
Cash flows from investing activities				
Capital expenditure	**(144)**	(192)	(84)	(585)
Proceeds from disposal of tangible assets	**-**	3	4	10
Investments acquired	**-**	(5)	-	(20)
Acquisition of subsidiary net of cash	**-**	(6)	-	(171)
Net loans repaid	**-**	64	-	83
Utilised in hedge restructure	**(69)**	(123)	-	(123)
Net cash outflow from investing activities	**(213)**	(259)	(80)	(806)
Cash flows from financing activities				
Proceeds from issue of share capital	**1**	-	2	3
Share issue expenses	**-**	-	-	-
Proceeds from borrowings	**458**	16	997	1,077
Repayment of borrowings	**(278)**	(82)	(472)	(818)
Dividends paid	**(82)**	(8)	(113)	(198)
Proceeds from hedge restructure	**-**	40	-	40
Net cash inflow (outflow) from financing activities	**99**	(34)	414	104
Net (decrease) increase in cash and cash equivalents	**(28)**	(140)	421	(210)
Translation	**(4)**	12	8	17
Opening cash and cash equivalents	**312**	440	505	505
Closing cash and cash equivalents	**280**	312	934	312
Cash generated from operations				
Profit (loss) before taxation	**26**	(21)	43	97
Adjusted for:				
Non-cash movements	**(6)**	12	4	(1)
Movement on non-hedge derivatives	**57**	85	26	181
Deferred stripping costs	**1**	(2)	(11)	(22)
Amortisation of tangible assets	**122**	120	66	380
Amortisation of intangible assets	**-**	8	8	32
Impairment of tangible assets	**-**	-	-	1
Interest receivable	**(8)**	(11)	(12)	(44)
Profit on disposal of assets and subsidiaries	**-**	(4)	(3)	(13)
Finance costs and unwinding of decommissioning and restoration obligation	**24**	24	23	87
Fair value adjustment on option component of convertible bond	**(19)**	(17)	22	(26)
Movement in working capital	**(61)**	(23)	(48)	(85)
	136	171	118	587
Movement in working capital				
(Increase) decrease in inventories	**(50)**	(27)	13	(56)
Decrease (increase) in trade and other receivables	**29**	(36)	(23)	(35)
(Decrease) increase in trade and other payables	**(40)**	40	(38)	6
	(61)	(23)	(48)	(85)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of **changes in equity**

	Attributable to equity holders of the group							
	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation reserve Restated [1]	Other compre-hensive income	Retained earnings Restated [1]	Total share-holders' equity	Minority interests	Equity
	SA Rand million							
Balance at December 2003	9,668	138	(755)	(2,047)	3,848	10,852	354	11,206
Profit attributable to equity shareholders					99	99	36	135
Dividends paid					(748)	(748)	(10)	(758)
Ordinary shares issued	8					8		8
Transfer to reserves		(8)			8	-		-
Net loss on cash flow hedges removed from equity and reported in income				146		146	1	147
Net gain on cash flow hedges				96		96	(1)	95
Deferred taxation on cash flow hedges				(72)		(72)		(72)
Net gain on available-for-sale financial assets				15		15		15
Translation			(397)	84		(313)	(17)	(330)
Balance at March 2004 (Restated)	**9,676**	**130**	**(1,152)**	**(1,778)**	**3,207**	**10,083**	**363**	**10,446**
Balance at December 2004 (Restated)	18,987	138	(3,552)	(1,040)	3,379	17,912	327	18,239
Profit attributable to equity shareholders					50	50	26	76
Dividends paid					(477)	(477)	(11)	(488)
Ordinary shares issued	8					8		8
Net loss on cash flow hedges removed from equity and reported in income				96		96	1	97
Net loss on cash flow hedges				(57)		(57)	1	(56)
Deferred taxation on cash flow hedges				49		49		49
Net loss on available-for-sale financial assets				(16)		(16)		(16)
Translation			1,474	(112)		1,362	23	1,385
Balance at March 2005	**18,995**	**138**	**(2,078)**	**(1,080)**	**2,952**	**18,927**	**367**	**19,294**

[1] The 2004 opening balances and comparative amounts have been restated in terms of IAS21 (revised).

The group has changed its accounting policy for convertible bonds. Refer to note 16.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of **changes in equity**

	Attributable to equity holders of the group							
	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation reserve Restated [1]	Other compre-hensive income	Retained earnings Restated [1]	Total share-holders' equity	Minority interests	Equity
	US Dollar million							
Balance at December 2003	1,450	21	108	(307)	356	1,628	53	1,681
Profit attributable to equity shareholders					16	16	5	21
Dividends paid					(111)	(111)	(2)	(113)
Ordinary shares issued	2					2		2
Transfer to reserves		(1)			1	-		-
Net loss on cash flow hedges removed from equity and reported in income				22		22		22
Net gain on cash flow hedges				15		15		15
Deferred taxation on cash flow hedges				(8)		(8)		(8)
Net gain on available-for-sale financial assets				2		2		2
Translation	88	1	(44)	(7)		38	2	40
Balance at March 2004 (Restated)	**1,540**	**21**	**64**	**(283)**	**262**	**1,604**	**58**	**1,662**
Balance at December 2004 (Restated)	3,364	24	(317)	(184)	286	3,173	58	3,231
Profit attributable to equity shareholders					22	22	4	26
Dividends paid					(80)	(80)	(2)	(82)
Ordinary shares issued	1					1		1
Net loss on cash flow hedges removed from equity and reported in income				15		15		15
Net loss on cash flow hedges				(9)		(9)		(9)
Deferred taxation on cash flow hedges				7		7		7
Net loss on available-for-sale financial assets				(3)		(3)		(3)
Translation	(312)	(2)	230	-		(84)	(1)	(85)
Balance at March 2005	**3,053**	**22**	**(87)**	**(174)**	**228**	**3,042**	**59**	**3,101**

[1] The 2004 opening balances and comparative amounts have been restated in terms of IAS21 (revised).

The group has changed its accounting policy for convertible bonds. Refer to note 16.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Notes

for the quarter ended 31 March 2005

1. Basis of preparation

The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 and new International Financial Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable.

The financial statements of AngloGold Ashanti have been prepared in accordance with IFRS (IAS34), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2005.

Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information. Refer to Note 9, discontinued operations and Note 16, convertible bonds, and the statement of changes in equity.

2. Cost of sales

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2005	Dec 2004	Mar 2004	Dec 2004	Mar 2005	Dec 2004	Mar 2004	Dec 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Cash operating costs	2,650	2,661	1,940	9,572	441	440	287	1,495
Other cash costs	100	108	58	343	17	18	9	54
Total cash costs	2,750	2,769	1,998	9,915	458	458	296	1,549
Retrenchment costs	14	11	24	52	2	2	4	8
Rehabilitation & other non-cash costs	45	43	27	137	7	7	4	22
Production costs	2,809	2,823	2,049	10,104	467	467	304	1,579
Amortisation of tangible assets	732	718	446	2,423	122	120	66	380
Amortisation of intangible assets	3	8	–	8	–	1	–	1
Total production costs	3,544	3,549	2,495	12,535	589	588	370	1,960
Inventory change	(129)	(83)	(83)	(229)	(21)	(13)	(13)	(35)
	3,415	**3,466**	**2,412**	**12,306**	**568**	**575**	**357**	**1,925**

3. Taxation

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2005	Dec 2004	Mar 2004	Dec 2004	Mar 2005	Dec 2004	Mar 2004	Dec 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Current taxation	(38)	(51)	(84)	(169)	(6)	(8)	(13)	(27)
Under provision prior year	–	(229)	–	(229)	–	(40)	–	(40)
Deferred taxation	(34)	44	(131)	(215)	(6)	8	(20)	(32)
Change in estimated deferred taxation	–	566	–	566	–	99	–	99
Deferred taxation on change in tax rate	72	–	–	–	12	–	–	–
Deferred taxation on unrealised non hedge derivatives	59	(13)	64	226	9	3	11	41
	59	**317**	**(151)**	**179**	**9**	**62**	**(22)**	**41**

4. Headline earnings and headline earnings adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2005	Dec 2004	Mar 2004	Dec 2004	Mar 2005	Dec 2004	Mar 2004	Dec 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Profit attributable to equity shareholders	50	230	99	728	22	34	16	108
Amortisation of intangible assets	–	46	52	200	–	7	8	31
Impairment of tangible assets	–	–	–	8	–	–	–	1
Loss (profit) on disposal of assets and subsidiaries	1	(23)	(20)	(88)	–	(4)	(3)	(13)
Loss from discontinued operations (note 9)	51	16	–	73	9	3	–	11
Taxation on items above	–	6	6	16	–	1	1	3
Headline earnings	**102**	**275**	**137**	**937**	**31**	**41**	**22**	**141**
Unrealised non-hedge derivatives	421	494	161	1,147	55	97	24	198
Deferred taxation on unrealised non-hedge derivatives (note 3)	(59)	13	(64)	(226)	(9)	(3)	(11)	(41)
Headline earnings adjusted for the effect of unrealised non-hedge derivatives [1]	**464**	**782**	**234**	**1,858**	**77**	**135**	**35**	**298**

[1]   *Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and*
- *Investment in hedge restructure transaction: During the hedge restructure of quarter 4, 2004 and quarter 1, 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.*

5. Gross profit and gross profit adjusted for the effect of unrealised non-hedge derivatives

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2005	Dec 2004	Mar 2004	Dec 2004	Mar 2005	Dec 2004	Mar 2004	Dec 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Reconciliation of gross profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:								
Gross profit	255	116	716	1,697	57	4	107	243
Unrealised non-hedge derivatives	421	494	161	1,147	55	97	24	198
Gross profit adjusted for the effect of unrealised non-hedge derivatives [1]	**676**	**610**	**877**	**2,844**	**112**	**101**	**131**	**441**

[1]   *Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and*
- *Investment in hedge restructure transaction: During the hedge restructure of quarter 4, 2004 and quarter 1, 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.*

6. Capital commitments

	Mar 2005	Dec 2004	Mar 2004	Mar 2005	Dec 2004	Mar 2004
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	1,108	835	931	178	148	148

7. Shares

	Quarter ended			Year ended
	Mar 2005	Dec 2004	Mar 2004	Dec 2004
Authorised share capital:				
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000
Issued share capital:				
Ordinary shares	264,527,794	264,462,894	223,136,342	264,462,894
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period				
Basic ordinary shares	264,488,624	264,451,226	223,212,890	251,352,552
Diluted number of ordinary shares	265,024,329	265,085,959	224,180,742	252,048,301

During the quarter, 64,900 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

8. Exchange rates

	Mar 2005	Dec 2004	Mar 2004
Rand/US dollar average for the period	6.01	6.44	6.76
Rand/US dollar average for the quarter	6.01	6.05	6.76
Rand/US dollar closing	6.22	5.65	6.28
Rand/Australian dollar average for the period	4.67	4.82	5.17
Rand/Australian dollar average for the quarter	4.67	4.58	5.17
Rand/Australian dollar closing	4.81	4.42	4.79

9. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations under the segmental analysis, has been discontinued as the operation has reached the end of its useful life. The results of Ergo for the period are presented below:

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2005	Dec 2004	Mar 2004	Dec 2004	Mar 2005	Dec 2004	Mar 2004	Dec 2004
				Restated				Restated
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Revenue	85	121	164	560	14	20	24	87
Operating and closure expenses	(136)	(145)	(168)	(627)	(23)	(24)	(25)	(97)
Non-hedge derivatives	–	18	4	–	–	3	1	–
Gross loss	(51)	(6)	–	(67)	(9)	(1)	–	(10)
Deferred taxation	–	(10)	–	(6)	–	(2)	–	(1)
Loss after tax attributable to the discontinued operation	(51)	(16)	–	(73)	(9)	(3)	–	(11)

10. Contingent liabilities

AngloGold Ashanti acts as ultimate guarantor in respect of sureties provided to bankers and other parties by its subsidiaries in respect of certain loans and commitments. At 31 March 2005, the aggregate contingent liability is approximately $57m. Discussions are continuing in respect of the class action being brought against the former Ashanti Goldfields and it is anticipated that the final outcome of this claim will have no material effect on the company.

11. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

12. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

13. Announcements

13.1 On 27 January 2005, AngloGold Ashanti announced that the board of directors had approved a $121m expansion project at the company's Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. The expansion project would result in production increasing from 190,000oz/year to 250,000oz/year at an estimated cost of $169/oz over the life of the project and would extend the life of mine profile by six years to 2019.

13.2 On 27 January 2005, AngloGold Ashanti announced that it had signed a new three-year, $700m revolving credit facility, replacing the $600m facility which matured in February 2005. The new facility has reduced the group's cost of borrowings from 70 basis points over Libor to 40 basis points.

13.3 On 15 April 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally, the costs of pumping water at some shafts of DRDGold's North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at these shafts, after placing its subsidiary Buffelsfontein into liquidation on 22 March 2005.

13.4 On 28 April 2005, the company announced that agreement had been reached with Trans-Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on 30 June 2004. The subscription is conditional on TSG shareholders approval. AngloGold Ashanti currently holds a 17.5% equity interest in TSG that will increase to 29.9% upon completion of the second subscription. This announcement followed that of 18 April 2005, in which AngloGold Ashanti advised that the subscription date had been extended from 15 April 2005 to 29 April 2005.

14. Dividend

Final dividend No. 97 of 180 South African cents or 15.49 UK pence or 2,683.08 Ghanaian cedis per share was paid to shareholders on 25 February 2005, while a dividend of 7.55 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. A dividend was paid to holders of Ghanaian Depositary Shares (GhDS) on 28 February 2005 at a rate of 26.83 Ghanaian cedis per GhDS. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 7 March 2005 at a rate of 30.37 US cents per ADR. Each ADR represents one ordinary share.

15. **Group financial statements**

The group financial statements for the quarter ended 31 March 2005 were authorised for issue in accordance with a resolution of the directors passed on 28 April 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.

16. **Convertible bonds**

The group has changed its accounting policy for convertible bonds. Previously convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value

Convertible bonds will now be accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value will be recorded in the income statement.

This change was made in response to additional guidance becoming available on the interpretation of International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated.

The impact on comparative figures is as follows:

Quarter to December 2004:
    Profit attributable to equity shareholders increased by $17m;
    Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $56m.

Quarter to March 2004:
    Profit attributable to equity shareholders decreased by $22m;
    Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $104m.

Year to December 2004:
    Profit attributable to equity shareholders increased by $26m;
    Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $56m.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

28 April 2005

Price and unit cost calculation

	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand / Metric				US Dollar / Imperial			
Price received								
Gold income per income statement	3,858	4,054	3,134	14,788	642	672	464	2,309
Adjusted for minority interests and non-gold producing companies	122	129	80	432	21	22	12	68
	3,736	3,925	3,054	14,356	621	650	452	2,241
Realised non-hedge derivatives	233	22	155	362	38	4	24	57
	3,969	**3,947**	**3,209**	**14,718**	**659**	**654**	**476**	**2,298**
Attributable gold sold - kg / - oz (000)	**48,313**	**51,463**	**36,615**	**181,585**	**1,553**	**1,655**	**1,177**	**5,838**
Revenue price per unit - R/kg / -$/oz	**82,152**	**76,691**	**87,651**	**81,051**	**424**	**395**	**404**	**394**
Total Costs								
Total cash costs (note 2)	2,750	2,769	1,998	9,915	458	458	296	1,549
Adjusted for minority interests and non-gold producing companies	76	32	(9)	74	13	5	(1)	12
Total cash costs	**2,674**	**2,737**	**2,007**	**9,841**	**445**	**453**	**297**	**1,537**
Plus:								
Retrenchment costs	14	11	24	52	2	2	4	8
Rehabilitation and other non-cash costs	45	43	27	137	7	7	4	22
Amortisation of tangible assets	732	718	446	2,423	122	120	66	380
Amortisation of intangible assets	3	8	-	8	-	1	-	1
Adjusted for minority interests and non-gold producing companies	20	28	21	92	2	5	4	14
Total production costs	**3,448**	**3,489**	**2,483**	**12,369**	**574**	**578**	**367**	**1,934**
Gold Produced - kg / - oz (000)	**48,808**	**51,360**	**36,497**	**181,311**	**1,569**	**1,651**	**1,173**	**5,829**
Total cash cost per unit - R/kg / -$/oz	**54,778**	**53,299**	**55,004**	**54,276**	**284**	**274**	**253**	**264**
Total production cost per unit - R/kg / -$/oz	**70,639**	**67,925**	**68,038**	**68,221**	**366**	**350**	**313**	**332**

Segmental reporting

for the quarter ended March 2005

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				**US Dollar million**			
1. Gold income								
South Africa	**1,646**	1,791	1,837	7,189	**274**	297	272	1,118
Argentina	**151**	207	115	620	**25**	34	17	97
Australia	**337**	293	247	1,099	**56**	49	37	172
Brazil	**247**	240	250	1,014	**41**	40	37	158
Ghana	**410**	377	-	1,257	**68**	62	-	198
Guinea	**119**	111	-	259	**20**	18	-	41
Mali	**333**	410	276	1,192	**55**	69	40	188
Namibia	**53**	44	40	176	**9**	7	6	27
Tanzania	**407**	412	216	1,285	**68**	68	32	201
USA	**155**	169	153	671	**26**	28	23	105
Zimbabwe	**-**	-	-	26	**-**	-	-	4
	3,858	4,054	3,134	14,788	**642**	672	464	2,309
2. Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives								
South Africa	**213**	312	498	1,462	**35**	52	75	228
Argentina	**60**	103	24	202	**10**	17	3	32
Australia	**80**	124	69	390	**13**	20	11	61
Brazil	**136**	125	118	547	**23**	21	18	85
Ghana	**8**	(134)	-	(130)	**1**	(23)	-	(22)
Guinea	**15**	(67)	-	(93)	**2**	(11)	-	(16)
Mali	**97**	141	83	306	**16**	24	12	49
Namibia	**1**	(9)	8	11	**-**	(2)	1	1
Tanzania	**65**	27	73	150	**10**	5	10	23
USA	**41**	(4)	7	43	**7**	(1)	1	7
Zimbabwe	**-**	-	-	(9)	**-**	-	-	(1)
Other	**(40)**	(8)	(3)	(35)	**(5)**	(1)	-	(6)
	676	610	877	2,844	**112**	101	131	441
3. Cash gross profit (loss) [1]								
South Africa	**455**	514	660	2,193	**76**	86	99	342
Argentina	**96**	143	63	370	**16**	23	9	58
Australia	**135**	173	106	555	**22**	28	17	87
Brazil	**164**	158	153	685	**27**	26	23	107
Ghana	**106**	(27)	-	128	**18**	(6)	-	19
Guinea	**27**	(51)	-	(81)	**4**	(9)	-	(13)
Mali	**165**	196	133	503	**27**	34	20	80
Namibia	**6**	(4)	10	28	**1**	(1)	1	4
Tanzania	**154**	130	101	372	**25**	22	14	58
USA	**98**	53	81	300	**16**	8	12	47
Zimbabwe	**-**	-	-	-	**-**	-	-	-
Other	**(21)**	14	16	39	**(2)**	4	2	4
	1,385	1,299	1,323	5,092	**230**	215	197	793

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Segmental reporting (continued)

	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg				oz (000)			
4. Gold production								
South Africa	20,732	22,214	21,419	88,860	666	714	688	2,857
Argentina	1,779	2,135	1,097	6,575	57	68	35	211
Australia	4,064	3,554	2,703	12,762	131	114	87	410
Brazil	2,528	2,575	2,334	10,382	81	83	75	334
Ghana	5,313	5,142	-	15,041	171	166	-	485
Guinea	1,345	1,325	-	2,565	43	43	-	83
Mali	3,980	5,145	3,352	14,789	128	165	108	475
Namibia	596	535	460	2,070	19	17	15	66
Tanzania	5,963	5,915	2,895	17,740	192	190	93	570
USA	2,508	2,820	2,237	10,234	81	91	72	329
Zimbabwe	-	-	-	293	-	-	-	9
	48,808	51,360	36,497	181,311	1,569	1,651	1,173	5,829

	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
5. Capital expenditure								
South Africa	482	712	416	2,159	80	115	62	335
Argentina	23	20	15	83	4	3	2	13
Australia	46	42	44	182	7	7	6	28
Brazil	64	73	44	261	11	12	7	40
Ghana	94	98	-	269	16	16	-	42
Guinea	95	114	-	366	16	19	-	57
Mali	24	20	17	67	4	4	2	11
Namibia	5	16	4	134	1	3	1	21
Tanzania	17	41	6	81	3	7	1	13
USA	9	20	16	103	2	3	2	16
Zimbabwe	-	-	-	9	-	-	-	1
Other	5	25	5	50	-	3	1	8
	864	1,181	567	3,764	144	192	84	585

	As at March 2005	As at December 2004	As at March 2004	As at March 2005	As at December 2004	As at March 2004
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
6. Total assets						
South Africa	14,506	15,039	12,816	2,331	2,664	2,039
Argentina	2,115	1,784	1,969	340	316	313
Australia	4,389	4,062	4,295	705	720	683
Brazil	2,048	1,962	1,836	329	348	292
Ghana	11,403	10,016	-	1,832	1,774	-
Guinea	1,699	1,366	-	273	242	-
Mali	2,041	1,820	2,267	328	322	361
Namibia	214	216	202	34	38	32
Tanzania	6,682	6,233	2,710	1,073	1,107	431
USA	2,752	2,311	2,586	442	409	411
Other	1,762	1,419	5,206	286	250	829
	49,611	46,228	33,887	7,973	8,190	5,391

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2005

Statistics are shown in metric units	Advance metres	Sampled					
		metres	channel width cm	gold g/t	gold cm.g/t	uranium kg/t	uranium cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,103	593	104.1	24.99	2,601	0.92	95.86
Kopanang Mine							
Vaal reef	7,082	920	10.7	119.81	1,282	4.24	45.36
Tau Lekoa Mine							
Ventersdorp Contact reef	3,265	1,074	99.8	9.49	947	0.02	1.89
Moab Khotsong Mine							
Vaal reef	4,112	56	127.1	31.42	3,994	1.27	161.00
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	263	-	-	-	-	-	-
Carbon Leader reef	4,607	52	16.2	92.28	1,495	-	-
Savuka Mine							
Ventersdorp Contact reef	666	-	-	-	-	-	-
Carbon Leader reef	484	6	73.0	9.89	722	0.01	0.50
Mponeng Mine							
Ventersdorp Contact reef	4,275	776	78.4	26.77	2,099	-	-
AUSTRALIA							
Sunrise Dam	1,482	600		4.19			
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,047	866		7.40		-	-
Córrego do Sitio	317	77		4.10		-	-
Lamego	283	-	-	-	-	-	-
Serra Grande							
Mina III	683	59	-	-	-	-	-
Mina Nova	41	-	-	-	-	-	-
GHANA							
Obuasi	5,779	1,394	-	12.80	-	-	-

Group **operating results**

			Quarter ended March 2005 Unaudited	Quarter ended December 2004 Restated Unaudited	Quarter ended March 2004 Restated Unaudited	Year ended December 2004 Restated Unaudited	Quarter ended March 2005 Unaudited	Quarter ended December 2004 Restated Unaudited	Quarter ended March 2004 Restated Unaudited	Year ended December 2004 Restated Unaudited
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes	/ - 000 tons	3,386	3,643	2,806	13,554	3,733	4,016	3,094	14,940
Yield	- g / t	/ - oz / t	7.35	7.20	8.11	7.50	0.214	0.210	0.237	0.219
Gold produced	- kg	/ - oz (000)	24,884	26,246	22,770	101,717	800	844	732	3,270
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	2,111	2,033	1,432	7,102	2,327	2,241	1,579	7,829
Yield	- g / t	/ - oz / t	0.47	0.53	0.57	0.60	0.014	0.015	0.017	0.018
Gold produced	- kg	/ - oz (000)	986	1,078	817	4,279	32	35	26	138
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	37,062	35,188	27,054	135,171	40,853	38,788	29,822	149,001
Treated	- 000 tonnes	/ - 000 tons	5,111	5,176	2,930	18,236	5,634	5,706	3,230	20,102
Stripping ratio	- t (mined total - mined ore) / t mined ore		5.88	5.33	9.09	6.34	5.88	5.33	9.09	6.34
Yield	- g / t	/ - oz / t	3.56	3.63	3.39	3.21	0.104	0.106	0.099	0.094
Gold in ore	- kg	/ - oz (000)	14,898	21,065	5,848	54,056	479	677	188	1,738
Gold produced	- kg	/ - oz (000)	18,220	18,798	9,938	58,572	585	604	319	1,883
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	17,913	18,934	17,611	71,837	19,745	20,871	19,412	79,187
Placed [1]	- 000 tonnes	/ - 000 tons	6,610	6,378	4,710	22,120	7,286	7,031	5,192	24,383
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.72	1.91	2.51	2.08	1.72	1.91	2.51	2.08
Yield [2]	- g / t	/ - oz / t	0.87	0.88	0.84	0.84	0.025	0.026	0.025	0.024
Gold placed [3]	- kg	/ - oz (000)	5,776	5,608	3,970	18,534	186	180	128	596
Gold produced	- kg	/ - oz (000)	4,718	5,238	2,972	16,743	152	168	96	538
TOTAL										
Gold produced	- kg	/ - oz (000)	48,808	51,360	36,497	181,311	1,569	1,651	1,173	5,829
Gold sold	- kg	/ - oz (000)	48,313	51,463	36,615	181,585	1,553	1,655	1,177	5,838
Price received	- R / kg	/ - $ / oz - sold	82,152	76,691	87,651	81,051	424	395	404	394
Total cash costs	- R / kg	/ - $ / oz - produced	54,778	53,299	55,004	54,276	284	274	253	264
Total production costs	- R / kg	/ - $ / oz - produced	70,639	67,925	68,038	68,221	366	350	313	332
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	419	385	356	372	13.47	12.36	11.44	11.95
Actual	- g	/ - oz	394	398	344	368	12.66	12.80	11.05	11.84
CAPITAL EXPENDITURE	- Rm	- $m	864	1,181	567	3,764	144	192	84	585

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**482**	**712**	**416**	**2,159**	**80**	**115**	**62**	**335**
Vaal River								
Great Noligwa Mine	55	74	49	235	9	12	7	36
Kopanang Mine	64	78	46	244	11	13	7	38
Tau Lekoa Mine	31	46	33	160	5	8	5	25
Surface Operations	11	71	4	135	2	11	1	21
Moab Khotsong	137	168	115	513	23	27	17	80
West Wits								
Mponeng Mine	75	112	89	402	12	18	13	62
Savuka Mine	14	13	14	54	2	2	2	8
TauTona Mine	95	150	66	416	16	24	10	65
ARGENTINA	**23**	**20**	**15**	**83**	**4**	**3**	**2**	**13**
Cerro Vanguardia - Attributable 92.50%	21	18	14	77	3	3	2	12
Minorities and exploration	2	2	1	6	1	-	-	1
AUSTRALIA	**46**	**42**	**44**	**182**	**7**	**7**	**6**	**28**
Sunrise Dam	41	36	39	161	7	6	6	25
Exploration	5	6	5	21	-	1	-	3
BRAZIL	**64**	**73**	**44**	**261**	**11**	**12**	**7**	**40**
AngloGold Ashanti Mineração	45	64	34	204	8	10	5	32
Serra Grande - Attributable 50%	9	5	5	23	1	1	1	4
Minorities and exploration	10	4	5	34	2	1	1	4
GHANA	**94**	**98**	**-**	**269**	**16**	**16**	**-**	**42**
Bibiani	12	17	-	43	2	3	-	7
Iduapriem - Attributable 85%	2	9	-	20	-	1	-	3
Obuasi	77	72	-	203	13	12	-	32
Minorities and exploration	3	-	-	3	1	-	-	-
GUINEA	**95**	**114**	**-**	**366**	**16**	**19**	**-**	**57**
Siguiri - Attributable 85%	80	97	-	311	13	16	-	48
Minorities and exploration	15	17	-	55	3	3	-	9
MALI	**24**	**20**	**17**	**67**	**4**	**4**	**2**	**11**
Morila - Attributable 40%	4	5	3	10	1	1	-	2
Sadiola - Attributable 38%	14	11	8	39	2	2	1	6
Yatela - Attributable 40%	6	4	6	18	1	1	1	3
NAMIBIA	**5**	**16**	**4**	**134**	**1**	**3**	**1**	**21**
Navachab	5	16	4	134	1	3	1	21
TANZANIA	**17**	**41**	**6**	**81**	**3**	**7**	**1**	**13**
Geita - Attributable 100% May 2004	17	41	6	81	3	7	1	13
USA	**9**	**20**	**16**	**103**	**2**	**3**	**2**	**16**
Cripple Creek & Victor J.V.	9	20	16	102	2	3	2	16
Minorities and exploration	-	-	-	1	-	-	-	-
ZIMBABWE	**-**	**-**	**-**	**9**	**-**	**-**	**-**	**1**
Freda-Rebecca	-	-	-	9	-	-	-	1
OTHER	**5**	**25**	**5**	**50**	**-**	**3**	**1**	**8**
ANGLOGOLD ASHANTI	**864**	**1,181**	**567**	**3,764**	**144**	**192**	**84**	**585**

Quarterly Report March 2005 - www.AngloGoldAshanti.com

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA [1]					**20,732**	**22,214**	**21,419**	**88,860**
Vaal River								
Great Noligwa Mine	10.23	10.21	10.81	10.38	5,598	6,314	5,866	24,728
Kopanang Mine	7.49	7.23	8.03	7.37	3,737	3,825	3,750	15,104
Tau Lekoa Mine	3.98	3.87	3.65	3.87	2,029	2,335	2,095	9,122
Surface Operations	0.46	0.55	0.57	0.60	730	880	817	3,698
West Wits								
Mponeng Mine	8.31	7.71	8.47	8.14	3,571	3,477	3,234	13,634
Savuka Mine	5.44	6.56	5.94	6.19	1,000	1,302	1,099	4,903
TauTona Mine	10.31	10.08	12.17	10.88	4,067	4,081	4,558	17,671
ARGENTINA					**1,779**	**2,135**	**1,097**	**6,575**
Cerro Vanguardia - Attributable 92.50%	8.15	8.99	5.81	7.60	1,779	2,135	1,097	6,575
AUSTRALIA					**4,064**	**3,554**	**2,703**	**12,762**
Sunrise Dam	4.60	3.73	2.84	3.46	4,064	3,554	2,693	12,751
Union Reefs	-	-	-	-	-	-	10	11
BRAZIL					**2,528**	**2,575**	**2,334**	**10,382**
AngloGold Ashanti Mineração [2]	7.96	7.58	7.77	7.85	1,776	1,837	1,634	7,473
Serra Grande - Attributable 50%	8.01	7.91	7.65	7.80	752	738	700	2,909
GHANA					**5,313**	**5,142**	**-**	**15,041**
Bibiani [3]	1.58	1.79	-	1.93	1,020	1,048	-	3,253
Iduapriem [3] - Attributable 85%	1.80	1.81	-	1.72	1,442	1,302	-	3,846
Obuasi [5]	4.80	5.02	-	5.27	2,851	2,792	-	7,942
GUINEA					**1,345**	**1,325**	**-**	**2,565**
Siguiri [4] - Attributable 85%	1.16	1.09	-	1.10	1,345	1,325	-	2,565
MALI					**3,980**	**5,145**	**3,352**	**14,789**
Morila - Attributable 40%	4.87	6.56	4.19	4.44	2,075	2,825	1,332	6,358
Sadiola - Attributable 38%	2.83	2.81	3.15	2.77	1,188	1,454	1,385	5,421
Yatela [4] - Attributable 40%	2.61	2.95	3.58	3.41	717	866	635	3,010
NAMIBIA					**596**	**535**	**460**	**2,070**
Navachab	1.94	1.83	1.54	1.59	596	535	460	2,070
TANZANIA					**5,963**	**5,915**	**2,895**	**17,740**
Geita - Attributable 100% May 2004	4.15	4.15	4.02	3.74	5,963	5,915	2,895	17,740
USA					**2,508**	**2,820**	**2,237**	**10,234**
Cripple Creek & Victor J.V. [4]	0.64	0.60	0.67	0.61	2,508	2,820	2,237	10,234
ZIMBABWE					**-**	**-**	**-**	**293**
Freda-Rebecca	-	-	-	1.66	-	-	-	293
ANGLOGOLD ASHANTI					**48,808**	**51,360**	**36,497**	**181,311**
Underground Operations	7.35	7.20	8.11	7.50	24,884	26,246	22,770	101,717
Surface and Dump Reclamation	0.47	0.53	0.57	0.60	986	1,078	817	4,279
Open-pit Operations	3.56	3.63	3.39	3.21	18,220	18,798	9,938	58,572
Heap leach Operations [1]	0.87	0.88	0.84	0.84	4,718	5,238	2,972	16,743
					48,808	**51,360**	**36,497**	**181,311**

Attributable production at Moab Khotsong yielded 124 kilograms which will be capitalised against pre-production costs.

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

[3] The yield of Bibiani and Iduapriem represents open-pit operations.

[4] Siguiri, Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Obuasi represents underground operations.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**240**	**252**	**234**	**249**	**20,717**	**22,223**	**21,414**	**88,854**
Vaal River								
Great Noligwa Mine	272	306	256	288	5,595	6,318	5,864	24,727
Kopanang Mine	229	227	222	225	3,735	3,828	3,750	15,103
Tau Lekoa Mine	168	191	173	185	2,028	2,336	2,095	9,122
Surface Operations	678	902	793	939	730	880	817	3,698
West Wits								
Mponeng Mine	251	246	227	241	3,567	3,477	3,233	13,633
Savuka Mine	118	143	111	129	999	1,303	1,098	4,902
TauTona Mine	296	285	315	310	4,063	4,081	4,557	17,669
ARGENTINA	**815**	**1,068**	**628**	**885**	**1,743**	**2,177**	**1,215**	**6,694**
Cerro Vanguardia - Attributable 92.50%	815	1,068	628	885	1,743	2,177	1,215	6,694
AUSTRALIA	**3,378**	**2,923**	**2,163**	**2,592**	**4,053**	**3,547**	**2,706**	**12,776**
Sunrise Dam	3,812	3,313	2,526	2,989	4,053	3,547	2,695	12,764
Union Reefs	-	-	240	123	-	-	11	12
BRAZIL	**663**	**684**	**690**	**668**	**2,502**	**2,553**	**2,372**	**10,389**
AngloGold Ashanti Mineração	579	610	521	602	1,751	1,827	1,645	7,488
Serra Grande - Attributable 50%	1,007	978	840	926	751	726	727	2,901
GHANA	**272**	**277**	**-**	**293**	**5,120**	**5,142**	**-**	**15,048**
Bibiani	487	526	-	670	1,020	1,048	-	3,253
Iduapriem - Attributable 85%	681	618	-	663	1,279	1,302	-	3,853
Obuasi	186	193	-	196	2,821	2,792	-	7,942
GUINEA	**489**	**494**	**-**	**340**	**1,345**	**1,325**	**-**	**2,716**
Siguiri - Attributable 85%	489	494	-	340	1,345	1,325	-	2,716
MALI	**1,887**	**2,235**	**1,440**	**1,603**	**4,014**	**5,100**	**3,247**	**14,716**
Morila - Attributable 40%	3,097	3,118	1,822	1,953	2,040	2,861	1,287	6,304
Sadiola - Attributable 38%	1,702	2,174	1,907	1,952	1,202	1,429	1,394	5,418
Yatela - Attributable 40%	967	1,192	730	943	772	810	566	2,994
NAMIBIA	**606**	**558**	**732**	**687**	**636**	**536**	**460**	**2,121**
Navachab	606	558	732	687	636	536	460	2,121
TANZANIA	**1,545**	**1,452**	**1,333**	**1,262**	**5,691**	**6,039**	**2,895**	**17,674**
Geita - Attributable 100% May 2004	1,545	1,452	1,333	1,262	5,691	6,039	2,895	17,674
USA	**2,714**	**3,032**	**2,383**	**2,726**	**2,492**	**2,821**	**2,306**	**10,305**
Cripple Creek & Victor J.V.	2,714	3,032	2,383	2,726	2,492	2,821	2,306	10,305
ZIMBABWE	**-**	**-**	**-**	**98**	**-**	**-**	**-**	**292**
Freda-Rebecca	-	-	-	98	-	-	-	292
ANGLOGOLD ASHANTI	**394**	**398**	**344**	**368**	**48,313**	**51,463**	**36,615**	**181,585**

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Total cash costs - R/kg				**Total production costs - R/kg**			
SOUTH AFRICA	**61,859**	**58,258**	**59,958**	**58,630**	**75,408**	**68,788**	**69,851**	**68,357**
Vaal River								
Great Noligwa Mine	53,491	45,517	50,994	47,820	62,429	52,305	57,357	53,781
Kopanang Mine	59,318	55,491	59,808	58,220	69,864	64,467	66,579	65,460
Tau Lekoa Mine	83,401	77,233	79,795	76,428	103,281	91,876	92,080	89,168
Surface Operations	61,450	58,950	54,911	51,662	61,450	58,950	54,911	51,662
West Wits								
Mponeng Mine	63,457	64,994	68,287	66,437	80,469	79,277	80,825	79,718
Savuka Mine	107,171	88,981	98,153	94,036	122,173	92,917	122,819	108,457
TauTona Mine	52,492	54,011	48,283	50,531	71,026	70,613	60,523	64,085
ARGENTINA	**27,849**	**25,334**	**42,188**	**32,325**	**46,596**	**43,873**	**73,323**	**56,773**
Cerro Vanguardia - Attributable 92.50%	27,280	25,172	42,188	32,188	45,919	43,617	73,323	56,501
AUSTRALIA	**55,813**	**56,270**	**62,707**	**55,720**	**70,887**	**71,121**	**78,287**	**70,196**
Sunrise Dam	53,857	54,649	59,584	53,488	68,751	68,925	74,051	67,039
BRAZIL	**31,854**	**25,263**	**29,606**	**26,835**	**41,194**	**37,812**	**41,232**	**38,200**
AngloGold Ashanti Mineração	28,425	26,356	30,240	27,547	38,169	40,132	42,576	39,417
Serra Grande - Attributable 50%	28,483	28,505	28,127	27,774	36,143	37,159	38,096	36,818
GHANA	**63,393**	**62,210**	**-**	**59,286**	**86,182**	**88,587**	**-**	**83,551**
Bibiani	55,841	55,161	-	50,921	83,860	79,398	-	74,906
Iduapriem - Attributable 85%	55,716	68,199	-	61,219	75,043	99,780	-	85,029
Obuasi	69,979	62,061	-	61,776	92,649	86,814	-	86,376
GUINEA	**76,360**	**83,828**	**-**	**88,884**	**92,084**	**100,252**	**-**	**106,970**
Siguiri - Attributable 85%	76,360	83,828	-	88,884	92,084	100,252	-	106,970
MALI	**41,706**	**37,049**	**44,340**	**43,358**	**59,268**	**48,376**	**60,410**	**57,685**
Morila - Attributable 40%	33,432	28,795	34,345	37,565	49,458	39,269	54,949	53,829
Sadiola - Attributable 38%	54,634	49,309	46,977	49,856	73,458	60,630	59,859	62,086
Yatela - Attributable 40%	54,180	53,355	59,557	52,627	73,966	67,381	73,064	66,511
NAMIBIA	**79,780**	**89,009**	**65,487**	**71,118**	**88,903**	**99,489**	**70,177**	**79,673**
Navachab	79,780	89,009	65,487	71,118	88,903	99,489	70,177	79,673
TANZANIA	**41,204**	**51,479**	**41,193**	**51,200**	**56,421**	**69,023**	**51,075**	**67,072**
Geita - Attributable 100% May 2004	41,204	51,479	41,193	51,200	56,421	69,023	51,075	67,072
USA	**43,251**	**47,539**	**46,504**	**46,187**	**62,417**	**63,920**	**65,922**	**62,852**
Cripple Creek & Victor J.V.	42,443	46,411	45,307	45,158	61,610	62,791	64,726	61,824
ZIMBABWE	**-**	**-**	**-**	**86,529**	**-**	**-**	**-**	**121,825**
Freda-Rebecca	-	-	-	86,529	-	-	-	121,825
ANGLOGOLD ASHANTI	**54,778**	**53,299**	**55,004**	**54,276**	**70,639**	**67,925**	**68,038**	**68,221**

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**455**	**514**	**660**	**2,193**	**213**	**312**	**498**	**1,462**
Vaal River								
Great Noligwa Mine	157	226	233	861	122	196	211	758
Kopanang Mine	84	98	118	383	53	72	98	294
Tau Lekoa Mine	3	7	18	60	(32)	(21)	(3)	(40)
Surface Operations	19	21	29	122	19	21	29	122
West Wits								
Mponeng Mine	80	58	77	239	22	13	39	70
Savuka Mine	(18)	(5)	(16)	(66)	(32)	(17)	(30)	(117)
TauTona Mine	130	109	201	594	61	48	154	375
ARGENTINA	**96**	**143**	**63**	**370**	**60**	**103**	**24**	**202**
Cerro Vanguardia - Attributable 92.50%	90	133	58	344	58	96	22	189
Minorities and exploration	6	10	5	26	2	7	2	13
AUSTRALIA	**135**	**173**	**106**	**555**	**80**	**124**	**69**	**390**
Sunrise Dam	135	173	109	561	80	124	72	396
Union Reefs	-	-	(3)	(6)	-	-	(3)	(6)
BRAZIL	**164**	**158**	**153**	**685**	**136**	**125**	**118**	**547**
AngloGold Ashanti Mineração	93	82	75	374	76	62	55	291
Serra Grande - Attributable 50%	39	30	34	138	33	24	26	112
Minorities and exploration	32	46	44	173	27	39	37	144
GHANA	**106**	**(27)**	**-**	**128**	**8**	**(134)**	**-**	**(130)**
Bibiani	24	(1)	-	56	(2)	(20)	-	(9)
Iduapriem - Attributable 85%	32	(14)	-	23	15	(43)	-	(29)
Obuasi	43	(16)	-	35	(7)	(68)	-	(92)
Minorities and exploration	7	4	-	14	2	(3)	-	-
GUINEA	**27**	**(51)**	**-**	**(81)**	**15**	**(67)**	**-**	**(93)**
Siguiri - Attributable 85%	22	(50)	-	(78)	13	(62)	-	(84)
Minorities and exploration	5	(1)	-	(3)	2	(5)	-	(9)
MALI	**165**	**196**	**133**	**503**	**97**	**141**	**83**	**306**
Morila - Attributable 40%	106	139	61	248	73	111	35	150
Sadiola - Attributable 38%	36	32	58	167	15	16	41	105
Yatela - Attributable 40%	23	25	14	88	9	14	7	51
NAMIBIA	**6**	**(4)**	**10**	**28**	**1**	**(9)**	**8**	**11**
Navachab	6	(4)	10	28	1	(9)	8	11
TANZANIA	**154**	**130**	**101**	**372**	**65**	**27**	**73**	**150**
Geita - Attributable 100% May 2004	154	130	101	372	65	27	73	150
USA	**98**	**53**	**81**	**300**	**41**	**(4)**	**7**	**43**
Cripple Creek & Victor J.V.	98	53	81	300	41	(4)	7	43
ZIMBABWE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(9)**
Freda-Rebecca	-	-	-	-	-	-	-	(9)
OTHER	**(21)**	**14**	**16**	**39**	**(40)**	**(8)**	**(3)**	**(35)**
ANGLOGOLD ASHANTI	**1,385**	**1,299**	**1,323**	**5,092**	**676**	**610**	**877**	**2,844**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**666**	**714**	**688**	**2,857**
Vaal River								
Great Noligwa Mine	0.299	0.298	0.315	0.303	180	203	189	795
Kopanang Mine	0.218	0.211	0.234	0.215	120	123	121	486
Tau Lekoa Mine	0.116	0.113	0.106	0.113	65	75	67	293
Surface Operations	0.013	0.016	0.017	0.018	23	28	26	119
West Wits								
Mponeng Mine	0.242	0.225	0.247	0.237	115	112	104	438
Savuka Mine	0.159	0.191	0.173	0.181	32	42	35	158
TauTona Mine	0.301	0.294	0.355	0.317	131	131	146	568
ARGENTINA					**57**	**68**	**35**	**211**
Cerro Vanguardia - Attributable 92.50%	0.238	0.262	0.169	0.222	57	68	35	211
AUSTRALIA					**131**	**114**	**87**	**410**
Sunrise Dam	0.134	0.109	0.083	0.101	131	114	87	410
BRAZIL					**81**	**83**	**75**	**334**
AngloGold Ashanti Mineração [2]	0.232	0.221	0.227	0.229	57	59	52	240
Serra Grande - Attributable 50%	0.233	0.231	0.223	0.228	24	24	23	94
GHANA					**171**	**166**	**-**	**485**
Bibiani [3]	0.046	0.052	-	0.056	33	34	-	105
Iduapriem [3] - Attributable 85%	0.052	0.053	-	0.050	46	42	-	125
Obuasi [5]	0.130	0.147	-	0.154	92	90	-	255
GUINEA					**43**	**43**	**-**	**83**
Siguiri [4] - Attributable 85%	0.034	0.032	-	0.032	43	43	-	83
MALI					**128**	**165**	**108**	**475**
Morila - Attributable 40%	0.142	0.191	0.122	0.130	67	90	43	204
Sadiola - Attributable 38%	0.083	0.082	0.092	0.081	38	47	45	174
Yatela [4] - Attributable 40%	0.076	0.086	0.104	0.099	23	28	20	97
NAMIBIA					**19**	**17**	**15**	**66**
Navachab	0.056	0.053	0.045	0.046	19	17	15	66
TANZANIA					**192**	**190**	**93**	**570**
Geita - Attributable 100% May 2004	0.121	0.121	0.117	0.109	192	190	93	570
USA					**81**	**91**	**72**	**329**
Cripple Creek & Victor J.V. [4]	0.019	0.018	0.020	0.018	81	91	72	329
ZIMBABWE					**-**	**-**	**-**	**9**
Freda-Rebecca	-	-	-	0.048	-	-	-	9
ANGLOGOLD ASHANTI					**1,569**	**1,651**	**1,173**	**5,829**
Underground Operations	0.214	0.210	0.237	0.219	800	844	732	3,270
Surface and Dump Reclamation	0.014	0.015	0.017	0.018	32	35	26	138
Open-pit Operations	0.104	0.106	0.099	0.094	585	604	319	1,883
Heap leach Operations [1]	0.025	0.026	0.025	0.024	152	168	96	538
					1,569	**1,651**	**1,173**	**5,829**

Attributable production at Moab Khotsong yielded 124 kilograms which will be capitalised against pre-production costs.

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

[3] The yield of Bibiani and Iduapriem represents open-pit operations.

[4] Siguiri, Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Obuasi represents underground operations

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**7.71**	**8.09**	**7.52**	**7.99**	**666**	**714**	**689**	**2,857**
Vaal River								
Great Noligwa Mine	8.74	9.84	8.23	9.28	180	203	189	795
Kopanang Mine	7.37	7.30	7.15	7.25	120	123	121	486
Tau Lekoa Mine	5.41	6.16	5.55	5.95	65	75	67	293
Surface Operations	21.80	29.00	25.49	30.19	23	28	26	119
West Wits								
Mponeng Mine	8.08	7.90	7.29	7.75	115	112	104	438
Savuka Mine	3.80	4.58	3.56	4.16	32	42	35	158
TauTona Mine	9.52	9.15	10.11	9.98	131	131	147	568
ARGENTINA	**26.20**	**34.35**	**20.21**	**28.46**	**56**	**70**	**39**	**216**
Cerro Vanguardia - Attributable 92.50%	26.20	34.35	20.21	28.46	56	70	39	216
AUSTRALIA	**108.61**	**93.98**	**69.53**	**83.34**	**130**	**114**	**87**	**411**
Sunrise Dam	122.57	106.50	81.22	96.10	130	114	87	411
BRAZIL	**21.31**	**21.99**	**22.20**	**21.47**	**80**	**82**	**76**	**334**
AngloGold Ashanti Mineração	18.62	19.62	16.76	19.37	56	59	53	241
Serra Grande - Attributable 50%	32.36	31.43	26.99	29.79	24	23	23	93
GHANA	**8.76**	**8.89**	**-**	**9.43**	**165**	**166**	**-**	**484**
Bibiani	15.65	16.92	-	21.54	33	34	-	105
Iduapriem - Attributable 85%	21.91	19.86	-	21.33	41	42	-	124
Obuasi	5.99	6.20	-	6.29	91	90	-	255
GUINEA	**15.73**	**15.87**	**-**	**10.92**	**43**	**43**	**-**	**87**
Siguiri - Attributable 85%	15.73	15.87	-	10.92	43	43	-	87
Minorities and exploration								
MALI	**60.67**	**71.86**	**46.30**	**51.55**	**130**	**164**	**104**	**473**
Morila - Attributable 40%	99.59	100.24	58.59	62.80	66	92	41	203
Sadiola - Attributable 38%	54.72	69.89	61.30	62.76	39	46	45	174
Yatela - Attributable 40%	31.09	38.32	23.47	30.31	25	26	18	96
NAMIBIA	**19.49**	**17.95**	**23.52**	**22.10**	**20**	**17**	**15**	**68**
Navachab	19.49	17.95	23.52	22.10	20	17	15	68
TANZANIA	**49.68**	**46.68**	**42.85**	**40.58**	**183**	**194**	**93**	**568**
Geita - Attributable 100% May 2004	49.68	46.68	42.85	40.58	183	194	93	568
USA	**87.26**	**97.49**	**76.60**	**87.65**	**80**	**91**	**74**	**331**
Cripple Creek & Victor J.V.	87.26	97.49	76.60	87.65	80	91	74	331
ZIMBABWE	**-**	**-**	**-**	**3.16**	**-**	**-**	**-**	**9**
Freda-Rebecca	-	-	-	3.16	-	-	-	9
ANGLOGOLD ASHANTI	**12.66**	**12.80**	**11.05**	**11.84**	**1,553**	**1,655**	**1,177**	**5,838**

Key operating results

PER REGION & OPERATION

	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
US Dollar / Imperial	**Total cash costs - $/oz**				**Total production costs - $/oz**			
SOUTH AFRICA	**320**	**299**	**276**	**284**	**390**	**354**	**321**	**331**
Vaal River								
Great Noligwa Mine	277	234	235	231	323	269	264	260
Kopanang Mine	307	285	275	281	362	332	306	317
Tau Lekoa Mine	432	397	367	370	535	473	423	432
Surface Operations	318	302	253	250	318	302	253	250
West Wits								
Mponeng Mine	329	334	314	322	417	409	372	386
Savuka Mine	555	458	451	455	633	476	564	523
TauTona Mine	272	278	222	245	368	364	278	311
ARGENTINA	**144**	**131**	**184**	**157**	**241**	**226**	**337**	**275**
Cerro Vanguardia - Attributable 92.50%	141	130	184	156	238	225	337	274
AUSTRALIA	**289**	**291**	**289**	**271**	**367**	**367**	**361**	**341**
Sunrise Dam	279	282	274	260	356	356	341	326
BRAZIL	**165**	**130**	**136**	**130**	**213**	**195**	**190**	**185**
AngloGold Ashanti Mineração	147	135	139	133	198	207	196	191
Serra Grande - Attributable 50%	147	147	130	134	187	191	175	178
GHANA	**328**	**321**	**-**	**293**	**446**	**458**	**-**	**413**
Bibiani	289	283	-	251	434	408	-	369
Iduapriem - Attributable 85%	288	354	-	303	389	520	-	423
Obuasi	362	320	-	305	480	448	-	426
GUINEA	**395**	**434**	**-**	**443**	**477**	**520**	**-**	**534**
Siguiri - Attributable 85%	395	434	-	443	477	520	-	534
MALI	**216**	**192**	**204**	**211**	**307**	**250**	**281**	**281**
Morila - Attributable 40%	173	150	158	184	256	204	253	263
Sadiola - Attributable 38%	283	255	216	242	380	313	276	301
Yatela - Attributable 40%	280	276	274	255	383	348	338	323
NAMIBIA	**413**	**462**	**302**	**348**	**460**	**516**	**324**	**389**
Navachab	413	462	302	348	460	516	324	389
TANZANIA	**213**	**264**	**190**	**250**	**292**	**354**	**235**	**328**
Geita - Attributable 100% May 2004	213	264	190	250	292	354	235	328
USA	**224**	**245**	**214**	**225**	**323**	**330**	**302**	**305**
Cripple Creek & Victor J.V.	220	240	208	220	319	324	297	300
ZIMBABWE	**-**	**-**	**-**	**417**	**-**	**-**	**-**	**589**
Freda-Rebecca	-	-	-	417	-	-	-	589
ANGLOGOLD ASHANTI	**284**	**274**	**253**	**264**	**366**	**350**	**313**	**332**

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**76**	**86**	**99**	**342**	**35**	**52**	**75**	**228**
Vaal River								
Great Noligwa Mine	26	38	34	134	20	33	31	118
Kopanang Mine	14	16	18	60	9	12	15	46
Tau Lekoa Mine	1	2	4	10	(5)	(3)	-	(6)
Surface Operations	4	4	4	19	4	4	4	19
West Wits								
Mponeng Mine	13	10	12	37	3	2	6	11
Savuka Mine	(3)	(2)	(3)	(10)	(5)	(4)	(4)	(18)
TauTona Mine	21	18	30	92	9	8	23	58
ARGENTINA	**16**	**23**	**9**	**58**	**10**	**17**	**3**	**32**
Cerro Vanguardia - Attributable 92.50%	15	22	8	54	10	16	3	30
Minorities and exploration	1	1	1	4	-	1	-	2
AUSTRALIA	**22**	**28**	**17**	**87**	**13**	**20**	**11**	**61**
Sunrise Dam	22	28	17	88	13	20	11	62
Union Reefs	-	-	-	(1)	-	-	-	(1)
BRAZIL	**27**	**26**	**23**	**107**	**23**	**21**	**18**	**85**
AngloGold Ashanti Mineração	16	13	11	58	13	10	8	45
Serra Grande - Attributable 50%	7	5	5	22	6	4	4	18
Minorities and exploration	4	8	7	27	4	7	6	22
GHANA	**18**	**(6)**	**-**	**19**	**1**	**(23)**	**-**	**(22)**
Bibiani	5	(1)	-	8	-	(4)	-	(2)
Iduapriem - Attributable 85%	5	(2)	-	4	2	(7)	-	(5)
Obuasi	7	(4)	-	5	(1)	(12)	-	(15)
Minorities and exploration	1	1	-	2	-	-	-	-
GUINEA	**4**	**(9)**	**-**	**(13)**	**2**	**(11)**	**-**	**(16)**
Siguiri - Attributable 85%	4	(9)	-	(13)	2	(11)	-	(14)
Minorities and exploration	-	-	-	-	-	-	-	(2)
MALI	**27**	**34**	**20**	**80**	**16**	**24**	**12**	**49**
Morila - Attributable 40%	17	24	9	40	12	19	5	25
Sadiola - Attributable 38%	6	6	9	26	2	3	6	16
Yatela - Attributable 40%	4	4	2	14	2	2	1	8
NAMIBIA	**1**	**(1)**	**1**	**4**	**-**	**(2)**	**1**	**1**
Navachab	1	(1)	1	4	-	(2)	1	1
TANZANIA	**25**	**22**	**14**	**58**	**10**	**5**	**10**	**23**
Geita - Attributable 100% May 2004	25	22	14	58	10	5	10	23
USA	**16**	**8**	**12**	**47**	**7**	**(1)**	**1**	**7**
Cripple Creek & Victor J.V.	16	8	12	47	7	(1)	1	7
ZIMBABWE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1)**
Freda-Rebecca	-	-	-	-	-	-	-	(1)
OTHER	**(2)**	**4**	**2**	**4**	**(5)**	**(1)**	**-**	**(6)**
ANGLOGOLD ASHANTI	**230**	**215**	**197**	**793**	**112**	**101**	**131**	**441**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.

South Africa

VAAL RIVER

				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
GREAT NOLIGWA MINE				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	99	115	99	430	1,066	1,236	1,069	4,627
Milled	- 000 tonnes	/	- 000 tons	547	618	543	2,383	603	682	598	2,626
Yield	- g / t	/	- oz / t	10.23	10.21	10.81	10.38	0.299	0.298	0.315	0.303
Gold produced	- kg	/	- oz (000)	5,598	6,314	5,866	24,728	180	203	189	795
Gold sold	- kg	/	- oz (000)	5,595	6,318	5,864	24,727	180	203	189	795
Price received	- R / kg	/	- $ / oz - sold	85,182	83,526	91,817	85,330	441	430	423	413
Total cash costs	- R	/	- $ - ton milled	547	465	551	496	83	70	74	70
	- R / kg	/	- $ / oz - produced	53,491	45,517	50,994	47,820	277	234	235	231
Total production costs	- R / kg	/	- $ / oz - produced	62,429	52,305	57,357	53,781	323	269	264	260
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	285	300	253	290	9.16	9.65	8.14	9.31
Actual	- g	/	- oz	272	306	256	288	8.74	9.84	8.23	9.28
Target	- m²	/	- ft²	4.86	5.17	4.34	4.84	52.34	55.70	46.67	52.05
Actual	- m²	/	- ft²	4.81	5.57	4.33	5.02	51.79	59.93	46.62	53.98
FINANCIAL RESULTS (MILLION)											
Gold income				445	511	502	2,001	74	84	74	311
Cost of sales				355	332	327	1,351	59	54	48	210
Cash operating costs				297	285	296	1,171	49	47	44	182
Other cash costs				3	3	3	11	-	-	-	2
Total cash costs				300	288	299	1,182	49	47	44	184
Retrenchment costs				6	4	7	17	1	-	1	3
Rehabilitation and other non-cash costs				9	9	8	28	2	2	1	4
Production costs				315	301	314	1,227	52	49	46	191
Amortisation of tangible assets				35	30	22	103	6	5	3	16
Inventory change				5	1	(9)	21	1	-	(1)	3
				90	179	175	650	15	30	26	101
Realised non-hedge derivatives				32	17	36	108	5	3	5	17
Gross profit excluding the effect of unrealised non-hedge derivatives				122	196	211	758	20	33	31	118
Capital expenditure				55	74	49	235	9	12	7	36

South Africa
VAAL RIVER

					Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
KOPANANG MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		121	128	112	480	1,301	1,383	1,210	5,163
Milled	- 000 tonnes	/	- 000 tons		499	529	467	2,049	550	583	515	2,259
Yield	- g / t	/	- oz / t		7.49	7.23	8.03	7.37	0.218	0.211	0.234	0.215
Gold produced	- kg	/	- oz (000)		3,737	3,825	3,750	15,104	120	123	121	486
Gold sold	- kg	/	- oz (000)		3,735	3,828	3,750	15,103	120	123	121	486
Price received	- R / kg	/	- $ / oz	- sold	84,282	83,570	91,497	85,280	436	431	422	413
Total cash costs	- R	/	- $	- ton milled	444	401	479	429	67	60	64	60
	- R / kg	/	- $ / oz	- produced	59,318	55,491	59,808	58,220	307	285	275	281
Total production costs	- R / kg	/	- $ / oz	- produced	69,864	64,467	66,579	65,460	362	332	306	317
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		215	207	208	210	6.92	6.67	6.70	6.74
Actual	- g	/	- oz		229	227	222	225	7.37	7.30	7.15	7.25
Target	- m²	/	- ft²		6.77	6.67	6.53	6.65	72.85	71.74	70.27	71.57
Actual	- m²	/	- ft²		7.41	7.63	6.67	7.16	79.77	82.11	71.77	77.07
FINANCIAL RESULTS (MILLION)												
Gold income					297	309	322	1,224	49	51	48	190
Cost of sales					262	248	245	994	43	41	36	154
Cash operating costs					220	210	222	870	37	35	33	134
Other cash costs					2	2	2	9	-	-	-	1
Total cash costs					222	212	224	879	37	35	33	135
Retrenchment costs					2	2	2	4	-	-	-	1
Rehabilitation and other non-cash costs					6	7	4	17	1	2	1	3
Production costs					230	221	230	900	38	37	34	139
Amortisation of tangible assets					31	26	20	89	5	4	3	14
Inventory change					1	1	(5)	5	-	-	(1)	1
					35	61	77	230	6	10	12	36
Realised non-hedge derivatives					18	11	21	64	3	2	3	10
Gross profit excluding the effect of unrealised non-hedge derivatives					53	72	98	294	9	12	15	46
Capital expenditure					64	78	46	244	11	13	7	38

South Africa
VAAL RIVER

				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
TAU LEKOA MINE				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	95	112	106	433	1,024	1,202	1,141	4,663
Milled	- 000 tonnes	/	- 000 tons	510	603	574	2,354	563	665	633	2,595
Yield	- g / t	/	- oz / t	3.98	3.87	3.65	3.87	0.116	0.113	0.106	0.113
Gold produced	- kg	/	- oz (000)	2,029	2,335	2,095	9,122	65	75	67	293
Gold sold	- kg	/	- oz (000)	2,028	2,336	2,095	9,122	65	75	67	293
Price received	- R / kg	/	- $ / oz - sold	86,035	83,603	91,957	85,169	445	433	424	413
Total cash costs	- R	/	- $ - ton milled	332	299	293	296	50	45	40	42
	- R / kg	/	- $ / oz - produced	83,401	77,233	79,795	76,428	432	397	367	370
Total production costs	- R / kg	/	- $ / oz - produced	103,281	91,876	92,080	89,168	535	473	423	432
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	210	218	213	219	6.76	7.01	6.84	7.03
Actual	- g	/	- oz	168	191	173	185	5.41	6.16	5.55	5.95
Target	- m²	/	- ft²	9.50	9.20	8.85	9.12	102.31	99.00	95.23	98.20
Actual	- m²	/	- ft²	7.88	9.15	8.74	8.78	84.87	98.53	94.10	94.54
FINANCIAL RESULTS (MILLION)											
Gold income				161	188	179	737	27	31	27	115
Cost of sales				206	217	195	817	34	36	29	127
Cash operating costs				168	179	166	691	29	30	25	107
Other cash costs				1	1	2	6	-	-	-	1
Total cash costs				169	180	168	697	29	30	25	108
Retrenchment costs				3	2	1	4	-	-	-	-
Rehabilitation and other non-cash costs				3	5	2	12	-	1	-	2
Production costs				175	187	171	713	29	31	25	110
Amortisation of tangible assets				35	28	21	100	6	5	4	16
Inventory change				(4)	2	3	4	(1)	-	-	1
				(45)	(29)	(16)	(80)	(7)	(5)	(2)	(12)
Realised non-hedge derivatives				13	8	13	40	2	2	2	6
Gross loss excluding the effect of unrealised non-hedge derivatives				(32)	(21)	(3)	(40)	(5)	(3)	-	(6)
Capital expenditure				31	46	33	160	5	8	5	25

South Africa

VAAL RIVER

				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/	- 000 tons	1,585	1,594	1,432	6,133	1,747	1,757	1,579	6,761
Yield	- g / t	/	- oz / t	0.46	0.55	0.57	0.60	0.013	0.016	0.017	0.018
Gold produced	- kg	/	- oz (000)	730	880	817	3,698	23	28	26	119
Gold sold	- kg	/	- oz (000)	730	880	817	3,698	23	28	26	119
Price received	- R / kg	/	- $ / oz - sold	84,836	83,675	90,785	84,784	439	431	418	411
Total cash costs	- R	/	- $ - ton milled	28	33	31	31	4	5	4	4
	- R / kg	/	- $ / oz - produced	61,450	58,950	54,911	51,662	318	302	253	250
Total production costs	- R / kg	/	- $ / oz - produced	61,450	58,950	54,911	51,662	318	302	253	250
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	746	765	522	699	23.98	24.59	16.79	22.48
Actual	- g	/	- oz	678	902	793	939	21.80	29.00	25.49	30.19
FINANCIAL RESULTS (MILLION)											
Gold income				58	71	70	298	10	12	10	46
Cost of sales				43	52	45	191	7	9	7	29
Cash operating costs				45	52	45	191	7	9	7	29
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				45	52	45	191	7	9	7	29
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				45	52	45	191	7	9	7	29
Amortisation of tangible assets				-	-	-	-	-	-	-	-
Inventory change				(2)	-	-	-	-	-	-	-
				15	19	25	107	3	3	3	17
Realised non-hedge derivatives				4	2	4	15	1	1	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives				19	21	29	122	4	4	4	19
Capital expenditure				11	71	4	135	2	11	1	21

South Africa
WEST WITS

					Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
MPONENG MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		83	89	72	325	896	961	772	3,502
Milled	- 000 tonnes	/	- 000 tons		430	451	382	1,675	474	497	421	1,846
Yield	- g / t	/	- oz / t		8.31	7.71	8.47	8.14	0.242	0.225	0.247	0.237
Gold produced	- kg	/	- oz (000)		3,571	3,477	3,234	13,634	115	112	104	438
Gold sold	- kg	/	- oz (000)		3,567	3,477	3,233	13,633	115	112	104	438
Price received	- R / kg	/	- $ / oz	- sold	85,205	83,118	91,490	84,960	441	431	421	412
Total cash costs	- R	/	- $	- ton milled	527	501	578	541	80	75	76	76
	- R / kg	/	- $ / oz	- produced	63,457	64,994	68,287	66,437	329	334	314	322
Total production costs	- R / kg	/	- $ / oz	- produced	80,469	79,277	80,825	79,718	417	409	372	386
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		239	259	223	238	7.70	8.32	7.17	7.66
Actual	- g	/	- oz		251	246	227	241	8.08	7.90	7.29	7.75
Target	- m²	/	- ft²		5.30	5.68	5.04	5.55	57.08	61.19	54.25	59.75
Actual	- m²	/	- ft²		5.86	6.31	5.03	5.75	63.04	67.92	54.13	61.89
FINANCIAL RESULTS (MILLION)												
Gold income					283	279	278	1,102	47	46	41	172
Cost of sales					281	276	257	1,089	47	46	38	170
Cash operating costs					224	224	219	897	38	37	33	140
Other cash costs					2	2	2	8	-	-	-	1
Total cash costs					226	226	221	905	38	37	33	141
Retrenchment costs					1	1	1	3	-	-	-	-
Rehabilitation and other non-cash costs					2	4	2	9	-	1	-	2
Production costs					229	231	224	917	38	38	33	143
Amortisation of tangible assets					58	45	38	169	10	8	6	26
Inventory change					(6)	-	(5)	3	(1)	-	(1)	1
					2	3	21	13	-	-	3	2
Realised non-hedge derivatives					20	10	18	57	3	2	3	9
Gross profit excluding the effect of unrealised non-hedge derivatives					22	13	39	70	3	2	6	11
Capital expenditure					75	112	89	402	12	18	13	62

South Africa

WEST WITS

				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
SAVUKA MINE				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	41	45	39	168	443	485	422	1,805
Milled	- 000 tonnes	/	- 000 tons	184	198	185	792	203	219	204	873
Yield	- g / t	/	- oz / t	5.44	6.56	5.94	6.19	0.159	0.191	0.173	0.181
Gold produced	- kg	/	- oz (000)	1,000	1,302	1,099	4,903	32	42	35	158
Gold sold	- kg	/	- oz (000)	999	1,303	1,098	4,902	32	42	35	158
Price received	- R / kg	/	- $ / oz - sold	85,838	82,709	91,858	84,891	444	427	423	412
Total cash costs	- R	/	- $ - ton milled	583	584	577	582	88	88	77	82
	- R / kg	/	- $ / oz - produced	107,171	88,981	98,153	94,036	555	458	451	455
Total production costs	- R / kg	/	- $ / oz - produced	122,173	92,917	122,819	108,457	633	476	564	523
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	144	142	138	139	4.64	4.55	4.43	4.47
Actual	- g	/	- oz	118	143	111	129	3.80	4.58	3.56	4.16
Target	- m²	/	- ft²	5.03	4.85	4.27	4.65	54.11	52.17	45.98	50.10
Actual	- m²	/	- ft²	4.85	4.93	3.95	4.42	52.25	53.06	42.56	47.59
FINANCIAL RESULTS (MILLION)											
Gold income				79	105	94	396	13	17	14	62
Cost of sales				117	125	131	533	19	21	19	83
Cash operating costs				106	115	106	456	18	19	16	71
Other cash costs				1	1	1	5	-	-	-	1
Total cash costs				107	116	107	461	18	19	16	72
Retrenchment costs				1	-	8	10	-	-	1	2
Rehabilitation and other non-cash costs				-	(7)	5	9	-	(1)	1	1
Production costs				108	109	120	480	18	18	18	75
Amortisation of tangible assets				14	12	14	51	2	2	1	8
Inventory change				(5)	4	(3)	2	(1)	1	-	-
				(38)	(20)	(37)	(137)	(6)	(4)	(5)	(21)
Realised non-hedge derivatives				6	3	7	20	1	-	1	3
Gross loss excluding the effect of unrealised non-hedge derivatives				(32)	(17)	(30)	(117)	(5)	(4)	(4)	(18)
Capital expenditure				14	13	14	54	2	2	2	8

South Africa

WEST WITS

TAUTONA MINE				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	69	67	70	280	741	721	756	3,016
Milled	- 000 tonnes	/	- 000 tons	394	405	375	1,625	435	446	413	1,791
Yield	- g / t	/	- oz / t	10.31	10.08	12.17	10.88	0.301	0.294	0.355	0.317
Gold produced	- kg	/	- oz (000)	4,067	4,081	4,558	17,671	131	131	146	568
Gold sold	- kg	/	- oz (000)	4,063	4,081	4,557	17,669	131	131	147	568
Price received	- R / kg	/	- $ / oz - sold	84,559	82,874	91,932	85,307	438	428	424	412
Total cash costs	- R	/	- $ - ton milled	541	544	587	550	82	82	78	78
	- R / kg	/	- $ / oz - produced	52,492	54,011	48,283	50,531	272	278	222	245
Total production costs	- R / kg	/	- $ / oz - produced	71,026	70,613	60,523	64,085	368	364	278	311
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	322	344	328	344	10.35	11.06	10.54	11.05
Actual	- g	/	- oz	296	285	315	310	9.52	9.15	10.11	9.98
Target	- m²	/	- ft²	5.10	5.17	4.94	5.16	54.90	55.60	53.15	55.49
Actual	- m²	/	- ft²	5.01	4.67	4.85	4.92	53.96	50.28	52.20	52.96
FINANCIAL RESULTS (MILLION)											
Gold income				323	329	391	1,431	54	54	58	222
Cost of sales				283	291	265	1,132	48	48	39	176
Cash operating costs				211	219	218	884	35	36	32	138
Other cash costs				2	3	2	9	1	-	-	1
Total cash costs				213	222	220	893	36	36	32	139
Retrenchment costs				1	1	5	6	-	-	1	1
Rehabilitation and other non-cash costs				5	5	4	14	1	2	1	2
Production costs				219	228	229	913	37	38	34	142
Amortisation of tangible assets				69	61	47	219	12	10	7	34
Inventory change				(5)	2	(11)	-	(1)	-	(2)	-
				40	38	126	299	6	6	19	46
Realised non-hedge derivatives				21	10	28	76	3	2	4	12
Gross profit excluding the effect of unrealised non-hedge derivatives				61	48	154	375	9	8	23	58
Capital expenditure				95	150	66	416	16	24	10	65

Argentina

			Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
CERRO VANGUARDIA - Attributable 92.50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	4,509	4,163	3,923	16,895	4,970	4,588	4,325	18,624
Treated	- 000 tonnes /	- 000 tons	218	238	189	865	241	262	208	954
Stripping ratio	- t (mined total - mined ore) / t mined ore		15.81	14.92	19.24	17.87	15.81	14.92	19.24	17.87
Yield	- g / t /	- oz / t	8.15	8.99	5.81	7.60	0.238	0.262	0.169	0.222
Gold in ore	- kg /	- oz (000)	1,843	2,210	1,110	6,831	59	71	36	220
Gold produced	- kg /	- oz (000)	1,779	2,135	1,097	6,575	57	68	35	211
Gold sold	- kg /	- oz (000)	1,743	2,177	1,215	6,694	56	70	39	216
Price received	- R / kg /	- $ / oz - sold	74,334	80,928	80,058	79,006	385	415	367	385
Total cash costs	- R / kg /	- $ / oz - produced	27,280	25,172	42,188	32,188	141	130	184	156
Total production costs	- R / kg /	- $ / oz - produced	45,919	43,617	73,323	56,501	238	225	337	274
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	782	1,225	727	1,033	25.13	39.37	23.36	33.23
Actual	- g /	- oz	815	1,068	628	885	26.20	34.35	20.21	28.46
FINANCIAL RESULTS (MILLION)										
Gold income			140	191	106	574	23	32	15	90
Cost of sales			80	93	83	381	13	16	12	59
Cash operating costs			37	39	34	164	6	6	5	26
Other cash costs			12	15	10	48	2	3	2	7
Total cash costs			49	54	44	212	8	9	7	33
Rehabilitation and other non-cash costs			-	2	-	3	-	1	-	-
Production costs			49	56	44	215	8	10	7	33
Amortisation of tangible assets			32	37	36	155	5	6	5	24
Inventory change			(1)	-	3	11	-	-	-	2
			60	98	23	193	10	16	3	31
Realised non-hedge derivatives			(2)	(2)	(1)	(4)	-	-	-	(1)
Gross profit excluding the effect of unrealised non-hedge derivatives			58	96	22	189	10	16	3	30
Capital expenditure			21	18	14	77	3	3	2	12

Australia

SUNRISE DAM				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	2,605	2,916	4,011	14,917	3,407	3,814	5,247	19,511
Treated	- 000 tonnes	/	- 000 tons	866	940	948	3,673	954	1,037	1,045	4,049
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.34	4.02	14.40	8.04	4.34	4.02	14.40	8.04
Yield	- g / t	/	- oz / t	4.60	3.73	2.84	3.46	0.134	0.109	0.083	0.101
Gold produced	- kg	/	- oz (000)	4,064	3,554	2,693	12,751	131	114	87	410
Gold sold	- kg	/	- oz (000)	4,053	3,547	2,695	12,764	130	114	87	411
Price received	- R / kg	/	- $ / oz - sold	81,997	84,140	103,623	89,749	424	433	480	436
Total cash costs	- R / kg	/	- $ / oz - produced	53,857	54,649	59,584	53,488	279	282	274	260
Total production costs	- R / kg	/	- $ / oz - produced	68,751	68,925	74,051	67,039	356	356	341	326
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	3,150	2,838	2,150	2,548	101.27	91.26	69.12	81.93
Actual	- g	/	- oz	3,812	3,313	2,526	2,989	122.57	106.50	81.22	96.10
FINANCIAL RESULTS (MILLION)											
Gold income				337	293	246	1,098	56	49	37	172
Cost of sales				252	174	207	749	42	30	31	117
Cash operating costs				211	186	155	655	35	31	23	103
Other cash costs				8	8	6	27	1	2	1	4
Total cash costs				219	194	161	682	36	33	24	107
Rehabilitation and other non-cash costs				5	2	2	8	1	1	-	1
Production costs				224	196	163	690	37	34	24	108
Amortisation of tangible assets				55	49	37	165	9	8	6	26
Inventory change				(27)	(71)	7	(106)	(4)	(12)	1	(17)
				85	119	39	349	14	19	6	55
Realised non-hedge derivatives				(5)	5	33	47	(1)	1	5	7
Gross profit excluding the effect of unrealised non-hedge derivatives				80	124	72	396	13	20	11	62
Capital expenditure				41	36	39	161	7	6	6	25

Brazil

			Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
ANGLOGOLD ASHANTI MINERAÇÃO			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes /	- 000 tons	196	233	185	863	216	257	204	951
Treated	- 000 tonnes /	- 000 tons	205	216	189	824	226	238	208	908
Yield	- g / t /	- oz / t	7.96	7.58	7.77	7.85	0.232	0.221	0.227	0.229
Gold produced	- kg /	- oz (000)	1,633	1,635	1,468	6,467	52	53	47	208
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	-	-	47	82	-	-	52	91
Treated	- 000 tonnes /	- 000 tons	-	-	17	47	-	-	18	52
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	1.72	0.74	-	-	1.72	0.74
Yield	- g / t /	- oz / t	-	-	3.97	3.64	-	-	0.116	0.106
Gold in ore	- kg /	- oz (000)	-	-	71	172	-	-	2	6
Gold produced	- kg /	- oz (000)	-	-	66	172	-	-	2	6
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	664	536	209	2,149	732	591	230	2,369
Placed [1]	- 000 tonnes /	- 000 tons	34	37	20	172	37	41	22	190
Stripping ratio	- t (mined total - mined ore) / t mined ore		18.85	13.45	8.81	11.50	18.85	13.45	8.81	11.50
Yield [2]	- g / t /	- oz / t	4.70	5.66	3.71	4.17	0.137	0.165	0.108	0.122
Gold placed [3]	- kg /	- oz (000)	159	209	76	718	5	7	2	23
Gold produced	- kg /	- oz (000)	144	202	100	834	5	6	3	27
TOTAL										
Yield [4]	- g / t /	- oz / t	7.96	7.58	7.47	7.62	0.232	0.221	0.218	0.222
Gold produced	- kg /	- oz (000)	1,776	1,837	1,634	7,473	57	59	52	240
Gold sold	- kg /	- oz (000)	1,751	1,827	1,645	7,488	56	59	53	241
Price received	- R / kg /	- $ / oz - sold	80,407	70,724	76,267	76,708	416	365	350	371
Total cash costs	- R / kg /	- $ / oz - produced	28,425	26,356	30,240	27,547	147	135	139	133
Total production costs	- R / kg /	- $ / oz - produced	38,169	40,132	42,576	39,417	198	207	196	191
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	473	536	505	551	15.21	17.23	16.23	17.72
Actual	- g /	- oz	579	610	521	602	18.62	19.62	16.76	19.37
FINANCIAL RESULTS (MILLION)										
Gold income			129	128	130	557	22	21	19	87
Cost of sales			64	67	70	283	11	11	10	45
Cash operating costs			49	47	48	200	8	8	7	31
Other cash costs			1	2	1	6	-	-	-	1
Total cash costs			50	49	49	206	8	8	7	32
Rehabilitation and other non-cash costs			1	5	-	5	-	1	-	1
Production costs			51	54	49	211	8	9	7	33
Amortisation of tangible assets			17	20	20	83	3	3	3	13
Inventory change			(4)	(7)	1	(11)	-	(1)	-	(1)
			65	61	60	274	11	10	9	42
Realised non-hedge derivatives			11	1	(5)	17	2	-	(1)	3
Gross profit excluding the effect of unrealised non-hedge derivatives			76	62	55	291	13	10	8	45
Capital expenditure			45	64	34	204	8	10	5	32

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Brazil

					Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
SERRA GRANDE - Attributable 50%					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		92	96	94	377	102	106	104	415
Treated	- 000 tonnes	/	- 000 tons		94	93	92	373	104	103	101	411
Yield	- g / t	/	- oz / t		8.01	7.91	7.65	7.80	0.233	0.231	0.223	0.228
Gold produced	- kg	/	- oz (000)		752	738	700	2,909	24	24	23	94
Gold sold	- kg	/	- oz (000)		751	726	727	2,901	24	23	23	93
Price received	- R / kg	/	- $ / oz	- sold	80,467	70,233	74,158	75,349	416	362	343	365
Total cash costs	- R / kg	/	- $ / oz	- produced	28,483	28,505	28,127	27,774	147	147	130	134
Total production costs	- R / kg	/	- $ / oz	- produced	36,143	37,159	38,096	36,818	187	191	175	178
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		833	824	815	834	26.79	26.49	26.20	26.82
Actual	- g	/	- oz		1,007	978	840	926	32.36	31.43	26.99	29.79
FINANCIAL RESULTS (MILLION)												
Gold income					55	51	55	212	9	8	8	33
Cost of sales					27	27	28	106	4	4	4	16
Cash operating costs					21	20	19	78	3	3	3	12
Other cash costs					-	1	1	3	-	-	-	-
Total cash costs					21	21	20	81	3	3	3	12
Rehabilitation and other non-cash costs					-	-	-		-	-	-	-
Production costs					21	21	20	81	3	3	3	12
Amortisation of tangible assets					6	6	8	26	1	1	1	4
Inventory change					-	-	-	(1)	-	-	-	-
					28	24	27	106	5	4	4	17
Realised non-hedge derivatives					5	-	(1)	6	1	-	-	1
Gross profit excluding the effect of unrealised non-hedge derivatives					33	24	26	112	6	4	4	18
Capital expenditure					9	5	5	23	1	1	1	4

Ghana

BIBIANI			Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes /	- 000 tons	3	2	-	5	3	2	-	6
Treated	- 000 tonnes /	- 000 tons	2	2	-	5	3	2	-	6
Yield	- g / t /	- oz / t	4.36	0.13	-	0.24	0.127	0.004	-	0.007
Gold produced	- kg /	- oz (000)	10	6	-	14	-	-	-	-
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	1,284	1,192	-	3,179	1,416	1,314	-	3,504
Treated	- 000 tonnes /	- 000 tons	637	584	-	1,678	702	644	-	1,850
Stripping ratio	- t (mined total - mined ore) / t mined ore		5.83	2.80	-	2.21	5.83	2.80	-	2.21
Yield	- g / t /	- oz / t	1.58	1.79	-	1.93	0.046	0.052	-	0.056
Gold in ore	- kg /	- oz (000)	1,015	861	-	2,840	33	28	-	91
Gold produced	- kg /	- oz (000)	1,009	1,043	-	3,239	32	34	-	104
TOTAL										
Yield	- g / t /	- oz / t	1.59	1.79	-	1.93	0.047	0.052	-	0.056
Gold produced	- kg /	- oz (000)	1,020	1,048	-	3,253	33	34	-	105
Gold sold	- kg /	- oz (000)	1,020	1,048	-	3,253	33	34	-	105
Price received	- R / kg /	- $ / oz - sold	83,352	61,728	-	75,343	432	310	-	368
Total cash costs	- R / kg /	- $ / oz - produced	55,841	55,161	-	50,921	289	283	-	251
Total production costs	- R / kg /	- $ / oz - produced	83,860	79,398	-	74,906	434	408	-	369
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	397	486	-	505	12.75	15.63	-	16.23
Actual	- g /	- oz	487	526	-	670	15.65	16.92	-	21.54
FINANCIAL RESULTS (MILLION)										
Gold income			82	73	-	256	14	12	-	40
Cost of sales			87	85	-	254	15	14	-	40
Cash operating costs			53	54	-	153	9	9	-	24
Other cash costs			4	4	-	13	1	1	-	2
Total cash costs			57	58	-	166	10	10	-	26
Rehabilitation and other non-cash costs			2	1	-	2	-	-	-	-
Production costs			59	59	-	168	10	10	-	26
Amortisation of tangible assets			27	25	-	76	5	4	-	12
Inventory change			1	1	-	10	-	-	-	2
			(5)	(12)	-	2	(1)	(2)	-	-
Realised non-hedge derivatives			3	(8)	-	(11)	1	(2)	-	(2)
Gross loss excluding the effect of unrealised non-hedge derivatives			(2)	(20)	-	(9)	-	(4)	-	(2)
Capital expenditure			12	17	-	43	2	3	-	7

Ghana

			Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
IDUAPRIEM - Attributable 85%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	6,004	4,292	-	12,785	6,618	4,731	-	14,093
Treated	- 000 tonnes /	- 000 tons	800	707	-	2,181	882	779	-	2,404
Stripping ratio	- t (mined total - mined ore) / t mined ore		6.76	4.33	-	4.88	6.76	4.33	-	4.88
Yield	- g / t /	- oz / t	1.80	1.81	-	1.72	0.052	0.053	-	0.050
Gold in ore	- kg /	- oz (000)	1,622	1,302	-	3,903	52	42	-	125
Gold produced	- kg /	- oz (000)	1,437	1,278	-	3,746	46	41	-	120
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	-	-	-	25	-	-	-	27
Placed [1]	- 000 tonnes /	- 000 tons	-	-	-	9	-	-	-	10
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield [2]	- g / t /	- oz / t	-	-	-	-	-	-	-	-
Gold placed [3]	- kg /	- oz (000)	-	-	-	-	-	-	-	-
Gold produced	- kg /	- oz (000)	6	25	-	100	-	1	-	3
TOTAL										
Yield [4]	- g / t /	- oz / t	1.85	1.84	-	1.76	0.052	0.054	-	0.051
Gold produced	- kg /	- oz (000)	1,442	1,302	-	3,846	46	42	-	125
Gold sold	- kg /	- oz (000)	1,279	1,302	-	3,853	41	42	-	124
Price received	- R / kg /	- $ / oz - sold	86,157	61,568	-	74,551	446	315	-	365
Total cash costs	- R / kg /	- $ / oz - produced	55,716	68,199	-	61,219	288	354	-	303
Total production costs	- R / kg /	- $ / oz - produced	75,043	99,780	-	85,029	389	520	-	423
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	699	676	-	657	22.48	21.73	-	21.13
Actual	- g /	- oz	681	618	-	663	21.91	19.86	-	21.33
FINANCIAL RESULTS (MILLION)										
Gold income			96	90	-	309	16	15	-	49
Cost of sales			95	123	-	316	16	21	-	51
Cash operating costs			75	83	-	218	12	14	-	35
Other cash costs			5	6	-	17	1	1	-	2
Total cash costs			80	89	-	235	13	15	-	37
Rehabilitation and other non-cash costs			2	1	-	5	1	-	-	1
Production costs			82	90	-	240	14	15	-	38
Amortisation of tangible assets			23	37	-	79	4	6	-	13
Inventory change			(10)	(4)	-	(3)	(2)	-	-	-
			1	(33)	-	(7)	-	(6)	-	(2)
Realised non-hedge derivatives			14	(10)	-	(22)	2	(1)	-	(3)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			15	(43)	-	(29)	2	(7)	-	(5)
Capital expenditure			2	9	-	20	-	1	-	3

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Ghana

OBUASI				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	495	519	-	1,324	545	572	-	1,460
Treated	- 000 tonnes	/	- 000 tons	492	494	-	1,313	542	545	-	1,447
Yield	- g / t	/	- oz / t	4.80	5.02	-	5.27	0.130	0.147	-	0.154
Gold produced	- kg	/	- oz (000)	2,404	2,484	-	6,923	78	80	-	223
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	526	439	-	969	580	484	-	1,068
Yield	- g / t	/	- oz / t	0.49	0.45	-	0.60	0.014	0.013	-	0.017
Gold produced	- kg	/	- oz (000)	256	198	-	581	8	6	-	19
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	828	821	-	2,053	913	904	-	2,263
Treated	- 000 tonnes	/	- 000 tons	61	44	-	294	67	49	-	324
Stripping ratio	- t (mined total - mined ore) / t mined ore			10.50	24.04	-	9.92	10.50	24.04	-	9.92
Yield	- g / t	/	- oz / t	3.10	2.47	-	1.49	0.090	0.072	-	0.043
Gold in ore	- kg	/	- oz (000)	311	196	-	563	10	6	-	18
Gold produced	- kg	/	- oz (000)	191	110	-	437	6	4	-	14
TOTAL											
Yield	- g / t	/	- oz / t	2.60	2.85	-	3.08	0.079	0.083	-	0.090
Gold produced	- kg	/	- oz (000)	2,851	2,792	-	7,942	92	90	-	255
Gold sold	- kg	/	- oz (000)	2,821	2,792	-	7,942	91	90	-	255
Price received	- R / kg	/	- $ / oz - sold	86,597	61,596	-	74,015	448	314	-	362
Total cash costs	- R / kg	/	- $ / oz - produced	69,979	62,061	-	61,776	362	320	-	305
Total production costs	- R / kg	/	- $ / oz - produced	92,649	86,814	-	86,376	480	448	-	426
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	332	200	-	189	10.68	6.43	-	6.09
Actual	- g	/	- oz	186	193	-	196	5.99	6.20	-	6.29
FINANCIAL RESULTS (MILLION)											
Gold income				213	194	-	636	35	32	-	100
Cost of sales				251	240	-	681	41	40	-	108
Cash operating costs				189	162	-	460	31	27	-	73
Other cash costs				11	11	-	31	2	2	-	5
Total cash costs				200	173	-	491	33	29	-	78
Retrenchment costs				-	1	-	8	-	-	-	1
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				200	174	-	499	33	29	-	79
Amortisation of tangible assets				63	68	-	188	10	11	-	30
Inventory change				(12)	(2)	-	(6)	(2)	-	-	(1)
				(38)	(46)	-	(45)	(6)	(8)	-	(8)
Realised non-hedge derivatives				31	(22)	-	(47)	5	(4)	-	(7)
Gross loss excluding the effect of unrealised non-hedge derivatives				(7)	(68)	-	(92)	(1)	(12)	-	(15)
Capital expenditure				77	72	-	203	13	12	-	32

Guinea

		Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
SIGUIRI - Attributable 85%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	3,678	4,587	-	8,273	4,054	5,057	-	9,120
Placed [1]	- 000 tonnes / - 000 tons	1,497	1,674	-	2,574	1,650	1,846	-	2,838
Stripping ratio	- t (mined total - mined ore) / t mined ore	1.68	1.59	-	1.56	1.68	1.59	-	1.56
Yield [2]	- g / t / - oz / t	1.16	1.09	-	1.10	0.034	0.032	-	0.032
Gold placed [3]	- kg / - oz (000)	1,738	1,820	-	2,833	56	59	-	91
Gold produced	- kg / - oz (000)	1,345	1,325	-	2,565	43	43	-	83
Gold sold	- kg / - oz (000)	1,345	1,325	-	2,716	43	43	-	87
Price received	- R / kg / - $ / oz - sold	86,569	60,987	-	71,486	448	310	-	351
Total cash costs	- R / kg / - $ / oz - produced	76,360	83,828	-	88,884	395	434	-	443
Total production costs	- R / kg / - $ / oz - produced	92,084	100,252	-	106,970	477	520	-	534
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,049	690	-	575	33.74	22.18	-	18.49
Actual	- g / - oz	489	494	-	340	15.73	15.87	-	10.92
FINANCIAL RESULTS (MILLION)									
Gold income		99	91	-	219	17	16	-	35
Cost of sales		103	143	-	278	18	25	-	45
Cash operating costs		99	107	-	220	16	18	-	35
Other cash costs		4	4	-	8	1	1	-	2
Total cash costs		103	111	-	228	17	19	-	37
Rehabilitation and other non-cash costs		4	5	-	12	1	1	-	2
Production costs		107	116	-	240	18	20	-	39
Amortisation of tangible assets		16	20	-	38	3	3	-	6
Inventory change		(20)	7	-	-	(3)	2	-	-
		(4)	(52)	-	(59)	(1)	(9)	-	(10)
Realised non-hedge derivatives		17	(10)	-	(25)	3	(2)	-	(4)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives		13	(62)	-	(84)	2	(11)	-	(14)
Capital expenditure		80	97	-	311	13	16	-	48

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Mali

MORILA - Attributable 40%					Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		1,113	1,025	994	3,820	1,455	1,340	1,300	4,996
Mined	- 000 tonnes	/	- 000 tons		2,098	2,556	2,696	10,197	2,312	2,818	2,972	11,240
Treated	- 000 tonnes	/	- 000 tons		426	430	318	1,431	470	475	350	1,577
Stripping ratio	- t (mined total - mined ore) / t mined ore				2.01	2.60	5.59	3.87	2.01	2.60	5.59	3.87
Yield	- g / t	/	- oz / t		4.87	6.56	4.19	4.44	0.142	0.191	0.122	0.130
Gold produced	- kg	/	- oz (000)		2,075	2,825	1,332	6,358	67	90	43	204
Gold sold	- kg	/	- oz (000)		2,040	2,861	1,287	6,304	66	92	41	203
Price received	- R / kg	/	- $ / oz	- sold	82,141	79,377	81,026	77,983	425	416	374	387
Total cash costs	- R / kg	/	- $ / oz	- produced	33,432	28,795	34,345	37,565	173	150	158	184
Total production costs	- R / kg	/	- $ / oz	- produced	49,458	39,269	54,949	53,829	256	204	253	263
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		2,170	3,141	2,281	2,416	69.76	101.00	73.33	77.67
Actual	- g	/	- oz		3,097	3,118	1,822	1,953	99.59	100.24	58.59	62.80
FINANCIAL RESULTS (MILLION)												
Gold income					168	225	103	486	28	38	15	78
Cost of sales					95	116	69	342	16	19	10	54
Cash operating costs					58	65	38	204	10	11	6	32
Other cash costs					11	16	7	35	2	3	1	6
Total cash costs					69	81	45	239	12	14	7	38
Rehabilitation and other non-cash costs					1	2	2	6	-	-	-	1
Production costs					70	83	47	245	12	14	7	39
Amortisation of tangible assets					33	28	26	98	5	5	4	15
Inventory change					(8)	5	(4)	(1)	(1)	-	(1)	-
					73	109	34	144	12	19	5	24
Realised non-hedge derivatives					-	2	1	6	-	-	-	1
Gross profit excluding the effect of unrealised non-hedge derivatives					73	111	35	150	12	19	5	25
Capital expenditure					4	5	3	10	1	1	-	2

Mali

				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
SADIOLA - Attributable 38%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	183	893	819	3,038	240	1,168	1,072	3,974
Mined	- 000 tonnes	/	- 000 tons	1,622	1,814	1,545	5,906	1,788	2,000	1,703	6,510
Treated	- 000 tonnes	/	- 000 tons	420	517	439	1,956	463	570	484	2,156
Stripping ratio	- t (mined total - mined ore) / t mined ore			2.23	3.19	1.31	1.76	2.23	3.19	1.31	1.76
Yield	- g / t	/	- oz / t	2.83	2.81	3.15	2.77	0.083	0.082	0.092	0.081
Gold produced	- kg	/	- oz (000)	1,188	1,454	1,385	5,421	38	47	45	174
Gold sold	- kg	/	- oz (000)	1,202	1,429	1,394	5,418	39	46	45	174
Price received	- R / kg	/	- $ / oz - sold	84,983	80,957	88,501	83,390	440	419	408	404
Total cash costs	- R / kg	/	- $ / oz - produced	54,634	49,309	46,977	49,856	283	255	216	242
Total production costs	- R / kg	/	- $ / oz - produced	73,458	60,630	59,859	62,086	380	313	276	301
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,399	2,030	2,061	1,877	44.97	65.26	66.28	60.36
Actual	- g	/	- oz	1,702	2,174	1,907	1,952	54.72	69.89	61.30	62.76
FINANCIAL RESULTS (MILLION)											
Gold income				102	117	123	454	17	20	18	71
Cost of sales				87	99	82	347	15	17	12	55
Cash operating costs				58	63	56	238	10	11	8	37
Other cash costs				7	9	9	32	1	1	1	5
Total cash costs				65	72	65	270	11	12	9	42
Rehabilitation and other non-cash costs				1	1	1	4	-	-	-	1
Production costs				66	73	66	274	11	12	9	43
Amortisation of tangible assets				21	16	17	62	4	3	3	10
Inventory change				-	10	(1)	11	-	2	-	2
				15	18	41	107	2	3	6	16
Realised non-hedge derivatives				-	(2)	-	(2)	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				15	16	41	105	2	3	6	16
Capital expenditure				14	11	8	39	2	2	1	6

Mali

YATELA - Attributable 40%				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,679	2,187	2,967	8,446	1,850	2,410	3,271	9,310
Placed [1]	- 000 tonnes	/	- 000 tons	323	331	258	1,147	356	365	284	1,264
Stripping ratio	- t (mined total - mined ore) / t mined ore			5.75	3.64	6.70	4.75	5.75	3.64	6.70	4.75
Yield [2]	- g / t	/	- oz / t	2.61	2.95	3.58	3.41	0.076	0.086	0.104	0.099
Gold placed [3]	- kg	/	- oz (000)	844	977	922	3,911	27	31	30	126
Gold produced	- kg	/	- oz (000)	717	866	635	3,010	23	28	20	97
Gold sold	- kg	/	- oz (000)	772	810	566	2,994	25	26	18	96
Price received	- R / kg	/	- $ / oz - sold	82,700	83,576	87,528	84,251	428	438	405	410
Total cash costs	- R / kg	/	- $ / oz - produced	54,180	53,355	59,557	52,627	280	276	274	255
Total production costs	- R / kg	/	- $ / oz - produced	73,966	67,381	73,064	66,511	383	348	338	323
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	994	898	937	1,037	31.97	28.86	30.13	33.35
Actual	- g	/	- oz	967	1,192	730	943	31.09	38.32	23.47	30.31
FINANCIAL RESULTS (MILLION)											
Gold income				64	68	50	252	11	11	7	39
Cost of sales				55	54	43	201	9	9	6	31
Cash operating costs				34	41	34	140	6	7	5	22
Other cash costs				5	5	4	18	1	1	1	3
Total cash costs				39	46	38	158	7	8	6	25
Rehabilitation and other non-cash costs				-	1	1	5	-	-	-	-
Production costs				39	47	39	163	7	8	6	25
Amortisation of tangible assets				14	11	7	37	2	2	1	6
Inventory change				2	(4)	(3)	1	-	(1)	(1)	-
				9	14	7	51	2	2	1	8
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				9	14	7	51	2	2	1	8
Capital expenditure				6	4	6	18	1	1	1	3

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Namibia

				Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
NAVACHAB				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	258	358	-	767	337	468	-	1,004
Mined	- 000 tonnes	/	- 000 tons	839	1,159	1	2,620	925	1,278	1	2,888
Treated	- 000 tonnes	/	- 000 tons	308	292	299	1,302	339	321	329	1,435
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.65	1.52	-	2.24	1.65	1.52	-	2.24
Yield	- g / t	/	- oz / t	1.94	1.83	1.54	1.59	0.056	0.053	0.045	0.046
Gold produced	- kg	/	- oz (000)	596	535	460	2,070	19	17	15	66
Gold sold	- kg	/	- oz (000)	636	536	460	2,121	20	17	15	68
Price received	- R / kg	/	- $ / oz - sold	83,370	82,765	87,867	83,115	431	428	406	403
Total cash costs	- R / kg	/	- $ / oz - produced	79,780	89,009	65,487	71,118	413	462	302	348
Total production costs	- R / kg	/	- $ / oz - produced	88,903	99,489	70,177	79,673	460	516	324	389
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	672	546	521	496	21.60	17.54	16.76	15.93
Actual	- g	/	- oz	606	558	732	687	19.49	17.95	23.52	22.10
FINANCIAL RESULTS (MILLION)											
Gold income				53	44	41	176	9	7	6	27
Cost of sales				52	53	33	165	9	9	5	26
Cash operating costs				47	47	30	146	8	8	4	23
Other cash costs				1	1	-	1	-	-	-	-
Total cash costs				48	48	30	147	8	8	4	23
Rehabilitation and other non-cash costs				-	-	1	1	-	-	1	-
Production costs				48	48	31	148	8	8	5	23
Amortisation of tangible assets				5	5	2	17	1	1	-	3
Inventory change				(1)	-	-	-	-	-	-	-
				1	(9)	8	11	-	(2)	1	1
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				1	(9)	8	11	-	(2)	1	1
Capital expenditure				5	16	4	134	1	3	1	21

Tanzania

GEITA - Attributable 100% May 2004					Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		4,884	4,629	3,036	12,990	6,388	6,055	3,971	16,990
Mined	- 000 tonnes	/	- 000 tons		12,607	11,859	7,792	41,559	13,897	13,072	8,589	45,811
Treated	- 000 tonnes	/	- 000 tons		1,436	1,424	721	4,740	1,583	1,570	794	5,225
Stripping ratio	- t (mined total - mined ore) / t mined ore				9.31	9.95	10.53	8.00	9.31	9.95	10.53	8.00
Yield	- g / t	/	- oz / t		4.15	4.15	4.02	3.74	0.121	0.121	0.117	0.109
Gold produced	- kg	/	- oz (000)		5,963	5,915	2,895	17,740	192	190	93	570
Gold sold	- kg	/	- oz (000)		5,691	6,039	2,895	17,674	183	194	93	568
Price received	- R / kg	/	- $ / oz	- sold	71,909	68,534	75,103	73,313	372	352	347	357
Total cash costs	- R / kg	/	- $ / oz	- produced	41,204	51,479	41,193	51,200	213	264	190	250
Total production costs	- R / kg	/	- $ / oz	- produced	56,421	69,023	51,075	67,072	292	354	235	328
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,221	911	1,360	956	39.25	29.30	43.71	30.74
Actual	- g	/	- oz		1,545	1,452	1,333	1,262	49.68	46.68	42.85	40.58
FINANCIAL RESULTS (MILLION)												
Gold income					407	412	216	1,285	68	68	32	201
Cost of sales					345	388	146	1,146	58	64	22	180
Cash operating costs					228	282	109	844	38	47	16	133
Other cash costs					16	19	10	53	3	3	2	8
Total cash costs					244	301	119	897	41	50	18	141
Rehabilitation and other non-cash costs					3	2	1	7	-	-	-	1
Production costs					247	303	120	904	41	50	18	142
Amortisation of tangible assets					88	102	28	274	15	17	4	43
Inventory change					10	(17)	(2)	(32)	2	(3)	-	(5)
					62	24	70	139	10	4	10	21
Realised non-hedge derivatives					3	3	3	11	-	1	-	2
Gross profit excluding the effect of unrealised non-hedge derivatives					65	27	73	150	10	5	10	23
Capital expenditure					17	41	6	81	3	7	1	13

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004	Quarter ended March 2005	Quarter ended December 2004	Quarter ended March 2004	Year ended December 2004
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	11,892	11,624	14,434	52,944	13,109	12,814	15,911	58,361
Placed [1]	- 000 tonnes /	- 000 tons	4,756	4,335	4,432	18,217	5,243	4,779	4,885	20,081
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.40	1.74	2.13	1.87	1.40	1.74	2.13	1.87
Yield [2]	- g / t /	- oz / t	0.64	0.60	0.67	0.61	0.019	0.018	0.020	0.018
Gold placed [3]	- kg /	- oz (000)	3,036	2,602	2,972	11,071	98	84	96	356
Gold produced	- kg /	- oz (000)	2,508	2,820	2,237	10,234	81	91	72	329
Gold sold	- kg /	- oz (000)	2,492	2,821	2,306	10,305	80	91	74	331
Price received	- R / kg /	- $ / oz - sold	78,505	61,364	65,879	65,550	406	317	302	318
Total cash costs [4]	- R / kg /	- $ / oz - produced	42,443	46,411	45,307	45,158	220	240	208	220
Total production costs	- R / kg /	- $ / oz - produced	61,610	62,791	64,726	61,824	319	324	297	300
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	2,695	2,822	2,696	2,797	86.66	90.72	86.69	89.93
Actual	- g /	- oz	2,714	3,032	2,383	2,726	87.26	97.49	76.60	87.65
FINANCIAL RESULTS (MILLION)										
Gold income			155	169	153	671	26	28	23	105
Cost of sales			155	177	145	632	26	29	22	99
Cash operating costs			126	131	129	513	21	22	19	80
Other cash costs			7	11	5	28	1	1	1	4
Total cash costs			133	142	134	541	22	23	20	84
Rehabilitation and other non-cash costs			4	(7)	(7)	(28)	1	(1)	(1)	(4)
Production costs			137	135	127	513	23	22	19	80
Amortisation of tangible assets			57	57	74	257	9	9	11	40
Inventory change			(39)	(15)	(56)	(138)	(6)	(2)	(8)	(21)
			-	(8)	8	39	-	(1)	1	6
Realised non-hedge derivatives			41	4	(1)	4	7	-	-	1
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			41	(4)	7	43	7	(1)	1	7
Capital expenditure			9	20	16	102	2	3	2	16

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

ANGLOGOLD ASHANTI

Administrative information

ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@AngloGoldAshanti.com.au

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors

Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE †
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British # American † Ghanaian

Offices

Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars

South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission (SEC) on 19 March 2004.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   APRIL 29, 2005   By: /s/ C R BULL

                                               Name: C R Bull
                                               Title: Company Secretary